Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

OCWEN FINANCIAL CORPORATION,

POMS CORP

and

PHH CORPORATION

Dated as of February 27, 2018

TABLE OF CONTENTS
Article I
DEFINITIONS
Article II

THE MERGER
Article III

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Page

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Page

Article V

REPRESENTATIONS AND WARRANTIES OF THE ACQUIRER PARTIES
Article VI

COVENANTS

Section 6.1	Conduct of Business of the Company	45

Page

Article VII

ADDITIONAL AGREEMENTS
Article VIII

CONDITIONS TO THE MERGER

Section 8.1	Conditions to Each Party’s Obligation to Effect the Merger	62
Section 8.2	Conditions to the Company’s Obligation to Effect the Merger	62
Section 8.3	Conditions to the Acquirer Parties’ Obligation to Effect the Merger	63
Section 8.4	Frustration of Closing Conditions	64

Page

Article IX

TERMINATION

Section 9.1	Termination	64
Section 9.2	Notice of Termination	65
Section 9.3	Effect of Termination	66

Article X

MISCELLANEOUS

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of February 27, 2018 (this “Agreement”), is by and among Ocwen Financial Corporation, a Florida corporation (“Parent”), POMS Corp, a Maryland corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Acquirer Parties”), and PHH Corporation, a Maryland corporation (the “Company” and together with Parent and Merger Sub, the “Parties” and each, a “Party”).
W I T N E S S E T H:
WHEREAS, the Board of Directors of the Company (the “Company Board”), the Board of Directors of Parent and the Board of Directors of Merger Sub have each unanimously (i) approved this Agreement and the transactions contemplated by this Agreement, including the Merger (as defined herein), on the terms and subject to the conditions of this Agreement, and (ii) determined that the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions of this Agreement are advisable and in the best interests of the Company and the Acquirer Parties, respectively, and their respective equityholders;
WHEREAS, the Company Board has unanimously resolved to recommend that the holders of shares of Company Common Stock (as defined herein) adopt this Agreement in accordance with Section 3-105 of the MGCL;
WHEREAS, Parent, as the sole stockholder of Merger Sub, as of the date hereof, shall, immediately after the execution and delivery of this Agreement, deliver a written consent approving this Agreement and the transactions contemplated by this Agreement, including the Merger; and
WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger, in each case as set forth in this Agreement.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

Article I

DEFINITIONS
Section 1.1    Definitions. As used in this Agreement the following terms have the meanings indicated:
“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person contemplating making a Company Takeover Proposal that contains (i) confidentiality terms that are, as determined by the Company in good faith, no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and (ii) a customary standstill provision.
“Acquirer Disclosure Letter” means the disclosure letter of the Acquirer Parties, dated as of the date of this Agreement, and delivered by Parent to the Company concurrently with the execution of this Agreement.
“Acquirer SEC Documents” means all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) filed with the SEC as required by the SEC to be filed by the Acquirer Parties since January 1, 2016, together with any documents filed during such period by the Acquirer Parties to the SEC on a voluntary basis on Form 8‑K.
“Affiliate” means, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls such Person.
“Agency” means any of the Federal Housing Administration, the United States Department of Housing and Urban Development, the United States Department of Agricultural Rural Development, the United States Department of Veterans Affairs or any applicable State Agency; provided that, solely for purposes of the representations and warranties in Section 4.6(c), Section 4.23(a) and Section 4.23(b), Agency shall also include the GSEs.
“Agreement” means this Agreement as the same may be amended, supplemented or modified in accordance with the terms hereof.
“Anti-Bribery Laws” means the U.S. Foreign Corrupt Practices Act of 1977 and all other applicable anti-bribery and anti-corruption Laws.
“Appeal” means any appeal of a resolution of the CFPB Litigation pursuant to a final judgment by a court of competent jurisdiction (including the en banc decision of the U.S. Court of Appeals for the D.C. Circuit dated January 31, 2018) by filing a petition for writ of certiorari to the U.S. Supreme Court, or any appeal of a determination by the CFPB after remand.
“Applicable Law” means any Law applicable to any of the Parties or any of their respective Affiliates, directors, officers, employees, properties or assets.

“Applicable Month End” means (a) the last day of the full calendar month immediately prior to the Determination Date or (b) if the Determination Date is within the first seven (7) days of a calendar month, the last day of the second to last full calendar month immediately prior to the Determination Date.
“Applicable Requirements” means, as of the time of reference, the Company’s or any of its Subsidiaries’ respective Contractual Obligations with respect to the origination, servicing, insuring, purchase, sale or filing of claims in connection with Loans.
“Asset” means any asset, property, right, Contract and claim, whether real, personal or mixed, tangible or intangible, of any kind, nature and description, whether accrued, contingent or otherwise, and wheresoever situated and whether or not carried or reflected, or required to be carried or reflected, on the books of any Person.
“Asset Purchase Agreement” means that certain Asset Purchase Agreement, dated as of February 15, 2017, by and between Guaranteed Rate Affinity, LLC, the Company, PHH Home Loans, LLC, and RMR Financial, LLC.
“Asset Sale Transactions” means the transactions contemplated by the Asset Sale Transactions Agreements.
“Asset Sale Transactions Agreements” means the Asset Purchase Agreement, the MSR Purchase Agreement and the JV Interests Purchase Agreement.
“Available Cash” means unrestricted cash of the Company and its Subsidiaries, calculated in accordance with Schedule 1.1(AC) of the Company Disclosure Letter, that the Company has determined in good faith (as supported by reasonable documentary detail provided to Parent) is available to be distributed by the Company to Parent or the Paying Agent as of the Determination Date in accordance with the organizational documents of the Company and Applicable Law, including Section 2-311 and any other applicable provisions of the MGCL.
“Board of Directors” means the Board of Directors of Parent, Merger Sub, the Company or the Surviving Corporation, as the case may be.
“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or required by Law or executive order to close.
“Capitalization Date” means 5:00 p.m., Eastern Time, on February 26, 2018.
“CFPB” means the Consumer Financial Protection Bureau.
“CFPB Litigation” means the pending litigation between the CFPB and the Company and certain of its affiliates relating to the CFPB’s order dated June 4, 2015 (File #2014-CFPB-0002).

“Claim” means any action, claim, suit, proceeding, petition, appeal, demand, demand letter, lien, notice of non-compliance or violation, litigation, dispute, complaint, proceeding (including arbitral or other administrative), arbitration, investigation, consent order or consent agreement.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Business” means the business of the Company and its Subsidiaries, as will be conducted as of the consummation, in full, of the Asset Sale Transactions (other than the portion of the transactions contemplated by the MSR Purchase Agreement that have not been completed as of the date hereof).
“Company Capital Stock” means, collectively, Company Common Stock and Company Preferred Stock.
“Company Common Stock” means the Common Stock, par value $0.01 per share, of the Company.
“Company Credit Facilities” means the facilities set forth on Schedule 1.1(CCF) of the Company Disclosure Letter.
“Company Disclosure Letter” means the disclosure letter of the Company, dated as of the date of this Agreement, and delivered by the Company to Parent concurrently with the execution of this Agreement.
“Company IP” means all Intellectual Property Rights that are owned or purported to be owned by, or exclusively licensed to, the Company or any of its Subsidiaries.
“Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that (a) has a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole (excluding the assets, liabilities, businesses and employees that have been or will be sold, assigned or otherwise transferred to or assumed by the applicable purchaser (or purchasers) pursuant to the Asset Sale Transactions Agreements); provided, however, that in no event shall any of the following be deemed, either alone or in combination, to constitute, nor shall any of the following (including the effect of any of the following) be taken into account in determining whether there has been or will be, a Company Material Adverse Effect for purposes of this clause (a): (i) changes in general economic or political (including results of elections) conditions (including any outbreak or escalation of hostilities or war or any act of terrorism) or changes in the securities, credit or financial markets in general, including changes in interest rates or currency exchange rates, (ii) changes after the date hereof adversely and generally affecting the industry in which the Company and its Subsidiaries operates, (iii) any failure, in and of itself, by the Company and its Subsidiaries to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect, except to the extent otherwise excluded hereunder), (iv) the Tax Reform Act or changes after the date hereof in Laws, statutes, rules or regulations of governmental entities, or interpretations thereof by Governmental Authorities, applicable to the Company and its Subsidiaries, or in U.S. GAAP or applicable accounting regulations or principles, (v) the public announcement or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships (contractual or otherwise) of the Company or any of its Subsidiaries with employees, customers, suppliers or partners, and any litigation arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated hereby, (vi) any hurricane, tornado, flood, earthquake or other natural disaster, (vii) any decline in the market price of the Company Common Stock, (viii) any action or omission taken pursuant to the express terms of this Agreement, with the express prior written consent of Parent or Merger Sub or any action taken by Parent or Merger Sub after disclosure to Parent and Merger Sub by the Company of all material and relevant facts and information to the Knowledge of the Company, or (ix) any matter set forth on Schedule 1.1(MAE) of the Company Disclosure Letter, except in the case of the foregoing clauses (i), (ii) or (iv), if such change has a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other for profit participants in the industry in which the Company and its Subsidiaries conduct their businesses or (b) materially impairs or delays beyond the Outside Date, or would reasonably be expected to materially impair or materially delay beyond the Outside Date, the Company’s ability to consummate the transactions contemplated by this Agreement; provided, further, that a Company Material Adverse Effect will be deemed to have occurred if either (x) the Net Worth Shortfall determined in accordance with Section 3.1(b) is greater than $47,500,000 or (y) Available Cash determined in accordance with Section 3.1(b) is less than the Target Cash Amount.
“Company Net Worth” means the net worth of the Company as of the Applicable Month End, calculated based on the Company’s unaudited consolidated balance sheet as of the Applicable Month End and in accordance with Schedule 1.1(CNW) of the Company Disclosure Letter.
“Company Notes” means, collectively, (a) the 7.375% Senior Unsecured Notes due 2019, and (b) the 6.375% Senior Unsecured Notes due 2021, each governed by the Company Notes Indenture.
“Company Notes Indenture” means the Indenture, as supplemented by (a) in the case of the 7.325% Senior Unsecured Notes due 2019, the Second Supplemental Indenture, dated as of August 23, 2012, and the Fourth Supplemental Indenture, dated as of July 3, 2017 and (b) in the case of the 6.375% Senior Unsecured Notes due 2021, the Third Supplemental Indenture, dated as of August 20, 2013, and the Fifth Supplemental Indenture, dated as of July 3, 2017, in each case, between the Company and The Bank of New York Mellon Trust Company, N.A.
“Company Preferred Stock” means the Company preferred stock, par value $0.01 per share.

“Company Required Governmental Approvals” means all notices to or consents or approvals from any Governmental Authority listed on Schedule 1.1(CRGA) of the Company Disclosure Letter.
“Company SEC Documents” means all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) filed with the SEC as required by the SEC to be filed by the Company since January 1, 2015, together with any documents filed during such period by the Company to the SEC on a voluntary basis on Form 8‑K.
“Company Software” means any Software developed by or on behalf of, or otherwise owned by, the Company or any of its Subsidiaries that is material to the conduct of the Company Business.
“Company Stock Plans” means the Company 2014 Equity and Incentive Plan and the Company Amended and Restated 2005 Equity and Incentive Plan.
“Contract” means any agreement, contract, obligation, promise or undertaking, whether written or oral, that is binding upon any Person or its property under Applicable Law.
“Contractual Obligation” means, as to any Person, any obligation of such Person under any Contract to which such Person is a party or by which it or any of its property is bound.
“Determination Date” means the first day on which all of the conditions to the obligations of the Parties set forth in ARTICLE VIII (other than (a) those conditions that, by their nature, are to be satisfied only at the Closing and (b) the Parent Required Governmental Approvals) have been satisfied or, to the extent permissible under Applicable Law, waived.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any entity (whether or not incorporated) that, together with the Company or any of its Subsidiaries, would be treated as a “single employer” within the meaning of Section 4001 of ERISA or Section 414 of the Code.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Governmental Authority” means the government of any nation, state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including the SEC, the CFPB, any Agency, all applicable stock exchanges and any other SROs having jurisdiction over the Company or Parent, any of their Subsidiaries and any Person controlled, through stock or capital ownership or otherwise, by any of the foregoing.
“Government Official” means an employee, officer, or representative of, or any person otherwise acting in an official capacity for or on behalf of a Governmental Authority,

whether elected or appointed, including an officer or employee of a state-owned or state-controlled enterprise, a political party, political party official or employee, candidate for public office, or an officer or employee of a public international organization (such as the World Bank, United Nations, International Monetary Fund, or Organization for Economic Cooperation and Development).
“GSEs” means the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Government National Mortgage Association.
“HSR Act” means the Hart‑Scott‑Rodino Antitrust Improvements Act of 1976, as amended.
“Indebtedness” means, as to any Person and without duplication, (a) all obligations of such Person for borrowed money (including, reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured), (b) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable, accrued commercial or trade liabilities arising in the ordinary course of business (including repurchase agreements, fails to receive and pending trades, open derivative contracts and other payables to clearing organizations, brokers, dealers and customers), accrued compensation and other accrued liabilities (including taxes, legal reserves, asset retirement obligations and property provisions), (c) all capitalized lease obligations of such Person, (d) all guarantees and similar arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, (e) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (f) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination) or (g) all outstanding reimbursement obligations of such Person or any Subsidiary thereof in respect of any amounts actually drawn under any letter of credit and bankers’ acceptance or similar credit transaction; provided, that Indebtedness shall not include Trading Indebtedness.
“Indenture” means the Indenture, dated as of January 17, 2012, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, as amended, modified or supplemented in accordance with its terms.
“Information” means all information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, Contracts, instruments, surveys, discoveries, ideas, concepts, know‑how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys, memos and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, legal, employee or business information or data.
“Insurer” means any Person who insures or guarantees (a) all or any portion of the risk of loss upon the obligor’s default on any Loan or (b) against hazard, flood, earthquake, title or other risk of loss, including a Governmental Authority, any certificate guarantee insurer, any provider of private mortgage insurance and any insurer or guarantor under any standard hazard insurance policy, any federal flood insurance policy, any title insurance policy, any earthquake insurance policy, or any other insurance policy applicable to a Loan and any successor thereto.
“Intellectual Property Rights” means, in any and all jurisdictions throughout the world, any rights in or to any of the following: (a) trademarks, service marks, brand names, certification marks, collective marks, Internet domain names and social media handles, logos, symbols, trade dress, trade names, corporate names, and other indicia of origin, all registrations and applications for registration of the foregoing, and the goodwill associated therewith and symbolized thereby, including all renewals of the same, (b) inventions, discoveries, ideas and improvements, whether patentable or not, and all patents, patent applications, registrations, invention disclosures and applications, including any divisions, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, re-issues and re-examinations, (c) Trade Secrets, (d) published and unpublished works of authorship whether or not copyrightable, including Software, other compilations of information, manual and other documentation, in each case whether or not registered or sought to be registered, copyrights in and to the foregoing, together with all common law rights and moral rights therein, and any applications and registrations therefor, including extensions, renewals, restorations, reversions, derivatives, translations, localizations, adaptations and combinations of the above, and (e) all other intellectual property, industrial or proprietary rights.
“Investor” means, with respect to each Loan serviced under a Servicing Agreement, any Person which owns such Loan serviced under a Servicing Agreement.
“IT Assets” means computers, Software, databases, hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment owned, licensed or otherwise used by the Company or its Subsidiaries.
“JV Interests Purchase Agreement” means that certain Joint Venture Interests Purchase Agreement, dated as of February 15, 2017, between Realogy Services Venture Partner LLC, PHH Broker Partner Corporation, and the Company.
“Knowledge of the Company” means the actual knowledge of the individuals listed on Schedule 1.1(K) of the Company Disclosure Letter following reasonable inquiry.
“Knowledge of Parent” means the actual knowledge of the individuals listed on Schedule 1.1(K) of the Acquirer Disclosure Letter following reasonable inquiry.
“Law” means any federal, state, local, municipal or foreign (including supranational) law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority.
“Liabilities” means any and all losses, obligations, claims, charges, debts, demands, actions, causes of action, suits, damages, fines, penalties, offsets and other liabilities,

including all Contractual Obligations and those arising under or out of any Law, litigation or Order, whether absolute or contingent, inchoate or otherwise, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising.
“Lien” means, whether arising under any Contract or otherwise, any security interests, liens, encumbrances, easements, covenants, encroachments or other survey defects, pledges, mortgages, retention agreements, hypothecations, rights of others, assessments, restrictions, voting trust agreements, leases, options, rights of first offer, proxies, title defects, and charges or other restrictions or limitations of any kind or nature whatsoever.
“Loan” means any residential mortgage loan.
“Merger Sub Common Stock” means the common stock, par value $0.10 per share, of Merger Sub.
“MGCL” means the Maryland General Corporation Law.
“MSR Purchase Agreement” means that certain Agreement for the Purchase and Sale of Servicing Rights, dated as of December 28, 2016, by and between New Residential Mortgage LLC, PHH Mortgage Corporation and, solely for the limited purposes set forth therein, the Company.
“Net Worth Shortfall” means the absolute value of the amount by which the Company Net Worth, as determined in accordance with Section 3.1(b), is less than the applicable Target Net Worth Amount as of the Determination Date.
“NYSE” means the New York Stock Exchange.
“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Authority or arbitrator.
“Parent Required Governmental Approvals” means all notices to or consents or approvals from any Governmental Authority listed on Schedule 1.1(PRGA) of the Acquirer Disclosure Letter.
“Permitted Lien” means, with respect to any Person, any (a) Lien for Taxes not yet due and payable, or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with U.S. GAAP, (b) encumbrance or imperfection of title, if any, that is not, individually or in the aggregate, material in amount or does not, individually or in the aggregate, materially detract from the value, marketability or utility of the properties to which it relates and does not materially interfere with the present or proposed use of such properties or otherwise materially impair the operation or occupancy of such properties, (c) Lien imposed or promulgated by Laws with respect to real property and improvements, including zoning, planning, entitlement and other land use and environmental regulations promulgated by Governmental Authorities, (d)

mechanics’, carriers’, workmen’s, repairmen’s and similar statutory or common law Liens incurred in the ordinary course of business for amounts not yet due and payable, or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with U.S. GAAP, (e) title of a lessor under a capital or operating lease, (f) pledges or deposits by such Person or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws, social security Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (g) non-exclusive licenses of Intellectual Property Rights granted to third parties in the ordinary course of business by such Person or any of its Subsidiaries, (h) Liens imposed by Applicable Law that relate to obligations that are not yet due and have arisen in the ordinary course of business, (i) any Liens specifically disclosed in any reports made available to Parent by the Company prior to the date hereof and (j) Liens discharged at or prior to the Effective Time.
“Person” means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.
“Personal Information” means (a) any information concerning an individual that would be considered nonpublic personal information or otherwise protected under any Applicable Laws concerning personal privacy, data breach notification or the collection, use, storage, processing, transfer, disclosure or protection of personal information, (b) an individual’s financial information and (c) any information regarding an individual’s medical history or treatment.
“Registered IP” means all Company IP issued by, registered or filed with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar anywhere in the world.
“Required Governmental Approvals” means the Company Required Governmental Approvals and the Parent Required Governmental Approvals.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Servicing Agreement” means any Contract pursuant to which the Company or any Subsidiary is obligated to a third party to administer, collect and remit payments of principal and interest, to collect and forward payments of Taxes and insurance, to administer escrow accounts, and to foreclose, repossess or liquidate collateral after default, or serve as a servicer or subservicer.

“Servicing Rights” means, with respect to any Loan, the right and obligation to administer, collect and remit payments of principal and interest, to collect and forward payments of Taxes and insurance, to administer escrow accounts, to provide other services required with regard to such Loan, and to receive the contractually provided compensation for such services and to exercise any rights as a servicer or subservicer pursuant to any Servicing Agreement.
“Software” means any computer software programs, source code, object code, algorithms, models, data and documentation, including any computer software programs that incorporate and run Parent’s pricing models, formulae and algorithms.
“SRO” shall mean any domestic or foreign securities, broker-dealer, investment adviser and insurance industry self-regulatory organization.
“State Agency” means any state agency or other Governmental Authority with authority to regulate the activities of the Company or any of its Subsidiaries relating to the origination or servicing of Loans or to determine the investment or servicing requirements with regard to Loan origination, purchasing, servicing, master servicing or certificate administration performed by the Company or any of its Subsidiaries.
“Subservicing Agreements” means the agreements set forth on Schedule 1.1(SA) of the Company Disclosure Letter.
“Subsidiary” of any Person means, as of the relevant date of determination, any other Person of which 50% or more of the voting power of the outstanding voting equity securities or 50% or more of the outstanding economic equity interest is owned, directly or indirectly, by such first Person.
“Target Net Worth Amount” means the applicable amount set forth on Schedule 1.1(CNW).
“Target Cash Amount” means the applicable amount set forth on Schedule 1.1(AC).
“Tax Reform Act” means Public Law No. 115-97 (Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018).
“Taxes” means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, accumulated earnings, personal holding company, net worth, net wealth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, alternative or add-on, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’

compensation, employment or unemployment, severance, social services, social security, education, or utility, and including surtaxes and customs, import and export duties; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in clause (a) or this clause (b); (c) any liability for the payment of any amounts of the type described in clause (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clause (a) or (b) as a result of any obligation to indemnify any other Person by contract or as a result of being a transferee or successor in interest to any party.
“Tax Return” means any and all returns, reports, claims for refund, disclosures, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports), and amendments thereto, filed, furnished or required to be filed or furnished in respect of Taxes, including any schedule or attachment thereto or amendment thereof.
“Trade Secrets” means, collectively, trade secrets and other intellectual property or proprietary rights in formulae, know-how, confidential or proprietary information, methods, processes, protocols, specifications, techniques, research in progress, algorithms, source code, data, designs, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, testing procedures and testing results, and other forms of technology (whether or not embodied in any tangible form).
“Trading Indebtedness” means, with respect to any Person, any margin facility or other margin-related indebtedness of such Person for borrowed money or any other such indebtedness incurred exclusively to finance the securities, derivatives, commodities or futures trading positions and related assets and liabilities of such Person and its Subsidiaries, including collateralized loan, any obligations under any securities lending and/or borrowing facility and any day loans and overnight loans with settlement banks and prime brokers to finance securities, derivatives, commodities or futures trading positions and margin loans, including any unsecured guarantee by such Person or any of its Subsidiaries (excluding a broker dealer Subsidiary guarantee of such indebtedness of a non-broker dealer Subsidiary (other than any of its Subsidiaries that are consolidated with it for regulatory capital purposes)).
“U.S. GAAP” means U.S. generally accepted accounting principles in effect from time to time.
“Willful Breach” means, with respect to any representation, warranty, agreement or covenant set forth in this Agreement, an intentional action or omission by a Party that both (a) causes such Party to be in breach of such representation, warranty, agreement or covenant and (b) such Party knows at the time of such intentional action or omission is or would constitute a breach, or would reasonably be expected to result in a breach, of such representation, warranty, agreement or covenant.
Section 1.2    Other Capitalized Terms. The following terms shall have the meanings specified in the indicated section of this Agreement:

Term	Section
Acquirer Material Adverse Effect	5.1
Acquirer Parties	Preamble
Acquirer Related Parties	9.3(d)
Acquisition Agreement	7.4(a)
Agreement	Preamble
Articles of Merger	2.3
Burdensome Condition	7.2(a)
Certificates	3.4(a)
CFPB	7.11
CFPB Litigation	7.11
Closing	2.2
Closing Date	2.2
Company	Preamble
Company 401(k) Plan	7.16(c)
Company Adverse Recommendation Change	7.4(c)
Company Board	Recitals
Company Board Recommendation	7.1(c)
Company Compensation Committee	3.3(c)
Company Equity Awards	3.3(e)
Company Indemnified Parties	7.7(a)
Company Intervening Event	7.4(i)
Company Lease	4.22(b)
Company Leased Facility	4.22(b)
Company Material Contract	4.9(a)
Company Notice of Intervening Event	7.4(e)
Company Notice of Superior Proposal	7.4(d)
Company Performance-Based RSU	3.3(c)
Company Plan	4.13(a)
Company Privacy Policy	4.16
Company Related Parties	9.3(d)
Company Restricted Share	3.3(e)
Company RSU	3.3(c)
Company Securities	4.7(b)
Company Stock Option	3.3(a)
Company Stockholder Approval	4.2
Company Stockholder Meeting	7.1(a)
Company Stockholders	7.1(a)
Company Takeover Proposal	7.4(i)
Company Termination Fee	9.3(b)
Company Time-Based RCU	3.3(d)
Company Time-Based RSU	3.3(b)

Term	Section
Company Year-End Balance Sheet	4.14
Confidentiality Agreement	7.3(b)
Continuation Period	7.16(a)
Continuing Employees	7.16(a)
Credit Suisse	4.29
Effective Time	2.3
Environmental Laws	4.17
ERISA Plans	4.13(a)
Expenses	10.10
Fund	3.4(a)
Injunction	8.1(c)
Intervening Event Notice Period	7.4(e)
Independent Accountant	3.1(b)
IRS	4.13(b)
Losses	7.7(a)
Maximum Amount	7.7(c)
Material Claim or Order	4.5(b)
Merger	2.1
Merger Consideration	3.1(a)
Merger Sub	Preamble
Non-Recourse Party	10.11
Open Source License	4.15(f)
Outside Date	9.1(b)(i)
Parent	Preamble
Parent 401(k) Plan	7.16(c)
Parties	Preamble
Party	Preamble
Paying Agent	3.4(a)
PBGC	4.13(e)
Permits	4.6(b)
PLS	4.24(b)
PLS Exit	4.24(b)
Post-Closing Plans	7.16(a)
Proxy Statement	7.1(a)
PTO	7.16(d)
Representatives	7.4(a)
Resolution Period	3.1(b)
Rights Agent	Recitals
Sarbanes-Oxley Act	4.8
SDAT	2.3

Term	Section
Superior Company Proposal	7.4(i)
Superior Proposal Notice Period	7.4(d)
Surviving Articles of Incorporation	2.4
Surviving Corporation	2.1
Surviving Organizational Documents	2.4
Uncertificated Shares	3.4(a)

Section 1.3    Other Definitions. Wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time. When used herein:
(a)    the word “or” is not exclusive unless the context clearly requires otherwise;
(b)    the word “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the direct or indirect possession of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by Contract or otherwise;
(c)    the words “including,” “includes,” “included” and “include” are deemed to be followed by the words “without limitation”;
(d)    the terms “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision;
(e)    the terms “Dollars” and “$” mean U.S. Dollars;
(f)    all section, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement, and all exhibit, annex and schedule references not attributed to a particular document shall be references to such exhibits, annexes and schedules to this Agreement; and
(g)    references to any statute or regulation refer to such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and references to any Section of any statute or regulation include any successor to such section.
Section 1.4    Absence of Presumption. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 1.5    Headings. The section and article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections, Articles or Schedules contained herein mean Sections, Articles or Schedules of this Agreement unless otherwise stated.
ARTICLE II

THE MERGER
Section 2.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement at the Effective Time, Merger Sub shall merge with and into the Company (the “Merger”), and the separate existence of Merger Sub shall cease. The Company shall continue as the surviving entity in the Merger (the “Surviving Corporation”) and shall continue its existence under the Laws of the State of Maryland, with all its rights, privileges, immunities, powers and franchises. The Merger shall have the effects set forth in the MGCL.
Section 2.2    Closing. The closing of the Merger (the “Closing”) shall take place by the electronic or physical exchange of documents (a) at 10:00 a.m., New York City time on the third Business Day following the first day on which there is satisfaction or waiver in writing of all of the conditions to the obligations of the Parties set forth in Article VIII (other than those conditions that, by their nature, are to be satisfied only at the Closing, but subject to the waiver or fulfillment of those conditions) or (b) at such other time and date or at such other place as Parent and the Company may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).
Section 2.3    Effective Time. As soon as practicable following the satisfaction or waiver of the conditions set forth in Article VIII, on the Closing Date, Merger Sub and the Company shall duly execute and file articles of merger (the “Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with, and shall make all other filings or recording and take all such other action required with respect to, the Merger under relevant provisions of the MGCL. The Merger will become effective when the Articles of Merger are filed in the office of the SDAT or at such later date or time as Parent and the Company specify in the Articles of Merger (the time the Merger becomes effective being the “Effective Time”).
Section 2.4    Constituent Documents of the Surviving Corporation.
(a)    At the Effective Time and without any further action on the part of the Company and Merger Sub, the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated as of the Effective Time to be in the form of the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that (i) all references to the name, date of incorporation, registered office and registered agent of Merger Sub therein may be changed to refer to the name, date of incorporation, registered office and registered agent, respectively, of the Company and (ii) any references naming the incorporator(s), original board of directors or original subscribers for shares of Merger Sub may be omitted) and, as so amended and restated, will be the articles of incorporation of the Surviving Corporation (the “Surviving Articles of Incorporation”) until thereafter amended in accordance with their terms and Applicable Law (but subject to Section 7.7).
(b)    The Parties shall take all necessary action such that the by-laws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of the by-laws of Merger Sub as in effect immediately prior to the Effective Time and, as so amended and restated, will be the by-laws of the Surviving Corporation (together with the Surviving Articles of Incorporation, the “Surviving Organizational Documents”) until thereafter amended in accordance with its terms, the articles of incorporation of the Surviving Corporation and Applicable Law (but subject to Section 7.7).
Section 2.5    Directors and Officers.
(a)    The members of the Board of Directors of Merger Sub immediately prior to the Effective Time shall be the members of the Board of Directors of the Surviving Corporation as of the Effective Time, each to hold office in accordance with the Surviving Organizational Documents, until their respective successors are duly appointed, or their earlier death, resignation or removal.
(b)    The officers of the Company immediately prior to the Effective Time shall be the officers of Merger Sub as of the Effective Time, each to hold office in accordance with the Surviving Organizational Documents, until their respective successors are duly appointed, or their earlier death, resignation or removal.
ARTICLE III

MERGER CONSIDERATION; EXCHANGE PROCEDURES
Section 3.1    Merger Consideration.
(a)    Except as otherwise provided in Section 3.1(d), at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Merger Sub Common Stock or of any Company Capital Stock, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount in cash equal to $11.00, without interest (such amount, the “Merger Consideration”).
(b)    No later than the second Business Day after the Determination Date, the Company will deliver to Parent its estimates of the Company Net Worth and Available Cash. In the event Parent disagrees with the Company’s calculation of either of such estimates, the Company and Parent will cooperate in good faith to resolve such dispute as promptly as practicable (and in any event no later than two Business Days (the “Resolution Period”)) following the Company’s delivery of its estimates and agree on the amount of the Company Net Worth and/or Available Cash, which shall be treated as such for purposes of this Agreement; provided, however, that Parent will not have the right to dispute the Company’s legal analysis in determining the amount of cash that is distributable in accordance with Section 2-311 or any other applicable provisions of the MGCL, including whether or not any specific cash is available for distribution; and provided, further, that for the avoidance of doubt Parent and Merger Sub may dispute the actual calculation of Available Cash. In the event the Parties are unable to resolve any dispute regarding the Company Net Worth and/or Available Cash within the Resolution Period, the Parties shall promptly (and in any event within two Business Days) after the end of the Resolution Period submit the disputed items to Ernst & Young LLP or, if such firm is not available, a mutually acceptable nationally recognized accounting firm that has not provided material services to either the Company or Parent or any of their respective Affiliates in the preceding three years (the “Independent Accountant”). The Parties shall instruct the Independent Accountant to render a decision to the disputed items as soon as practicable (and in any event within 10 days) after the submission to it of the disputed items. Each of the Company and Parent shall make available to the Independent Accountant all information, records, data and working papers as may be reasonably requested by the Independent Accountant in connection with the resolution of the disputed items; provided that if the estimates of the Company Net Worth and/or Available Cash delivered by the Company in accordance with the first sentence of this Section 3.1(b) was calculated as of the date in clause (b) of the definition of Applicable Month End, the Company will update such calculation to reflect the more recent date in clause (a) of such definition and deliver such updated calculation to Parent and to the Independent Accountant as promptly as practicable, and the determination of the Independent Accountant hereunder shall be made with respect to such updated calculation (unless Parent agrees with such updated calculation, in which case a determination by the Independent Accountant shall not be required). The Independent Accountant shall act as an expert and not as an arbitrator to calculate, based solely on the written submissions of the Company, on the one hand, and Parent, on the other hand, and not by independent investigation, regarding the disputed items and shall be instructed that its calculation (i) must be made in accordance with the requirements of this Agreement and (ii) with respect to each item in dispute, must be within the range of values established for such amount as determined by reference to the value assigned to such amount by the Company and by Parent. Except for any dispute to the extent relating to any interpretation of Law or terms of this Agreement, the determination of the Independent Accountant concerning any item in dispute shall be final, conclusive and binding on the Parties without further right of appeal. The cost of the Independent Accountant in connection with its services pursuant to this Section 3.1(b) shall be shared equally by the Company and Parent.
(c)    The Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.10 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. At the Effective Time, all certificates representing common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.
(d)    At the Effective Time, each share of Company Capital Stock held by the Company as treasury stock (other than shares in a Company Plan) or owned by Parent or Merger

Sub (other than shares held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties) immediately prior to the Effective Time shall be cancelled, and no payment shall be made with respect thereto.
Section 3.2    Cancellation of Company Common Stock. At the Effective Time, all of the outstanding shares of Company Common Stock, upon conversion pursuant to Section 3.1(a), shall no longer be outstanding and shall automatically be cancelled and shall cease to exist. Certificates representing such shares of Company Common Stock, if any, prior to the Effective Time shall be deemed for all purposes to represent the Merger Consideration into which such shares of Company Common Stock were converted in the Merger pursuant to Section 3.1(a). Holders of Company Common Stock (excluding those shares subject to Section 3.1(d)) as of immediately prior to the Effective Time will, as of the Effective Time, cease to be, and will have no rights as, stockholders of the Company, other than rights to receive the Merger Consideration provided under this Article III.
Section 3.3    Company Equity Awards.
(a)    Treatment of Options. At the Effective Time, each then-outstanding option to purchase Company Common Stock granted under the Company Stock Plans (each, a “Company Stock Option”), whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company Stock Option to receive (without interest), as soon as practicable after the Effective Time, an amount in cash equal to the product of (x) the total number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, multiplied by (y) the excess, if any, of the Merger Consideration (over the exercise price per share of Company Common Stock subject to such Company Stock Option, less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Company Stock Option that has an exercise price per share of Company Common Stock that is greater than or equal to the Merger Consideration shall be cancelled at the Effective Time for no consideration or payment.
(b)    Company Time-Based RSUs. At the Effective Time (i) any vesting conditions applicable to each outstanding restricted stock unit (whether cash-settled or equity-settled) subject to only time-based or service-based vesting requirements under the Company Stock Plans (a “Company Time-Based RSU”) shall, automatically and without any required action on the part of the holder thereof, accelerate in full, and (ii) each Company Time-Based RSU shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company Time-Based RSU to receive (without interest), as soon as reasonably practicable after the Effective Time, an amount in cash equal to the product of (x) the number of shares of Company Common Stock subject to such Company Time-Based RSU immediately prior to the Effective Time multiplied by the Merger Consideration, less applicable Taxes required to be withheld with respect to such payment; provided, that, with respect to any Company Time-Based RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.
(c)    Company Performance-Based RSUs. At the Effective Time (i) any vesting conditions applicable to each outstanding restricted stock unit (whether cash-settled or equity-settled) subject to performance-based or market-based vesting requirements under the Company Stock Plans (a “Company Performance-Based RSU” and, together with the Company Time-Based RSUs, the “Company RSUs”), whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, accelerate, and (ii) each Company Performance-Based RSU shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company Performance-Based RSU to receive (without interest), as soon as reasonably practicable after the Effective Time, an amount in cash equal to the product of (x) the number of shares of Company Common Stock subject to such Company Performance-Based RSU immediately prior to the Effective Time based on actual performance through immediately prior to the Effective Time, as reasonably determined by the compensation committee of the Company Board (the “Company Compensation Committee”) multiplied by (y) the Merger Consideration, less applicable Taxes required to be withheld with respect to such payment; provided, that, with respect to any Company Performance-Based RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.
(d)    Company Time-Based RCUs. At the Effective Time (i) any vesting conditions applicable to each outstanding restricted cash unit that tracks the value of a share of Company Common Stock under the Company Stock Plans (a “Company Time-Based RCU”) shall, automatically and without any required action on the part of the holder thereof, accelerate in full, and (ii) each Company Time-Based RCU shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company Time-Based RCU to receive (without interest), as soon as reasonably practicable after the Effective Time, an amount in cash equal to the product of (x) the number of shares of Company Common Stock subject to such Company Time-Based RCU immediately prior to the Effective Time multiplied by (y) the Merger Consideration, less applicable Taxes required to be withheld with respect to such payment; provided, that, with respect to any Company Time-Based RCUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.
(e)    Company Restricted Shares. At the Effective Time (i) any vesting conditions applicable to each share of Company Common Stock subject to vesting, repurchase or other lapse restrictions pursuant to an award granted under the Company Stock Plans (a

“Company Restricted Share”) shall, automatically and without any required action on the part of the holder thereof, accelerate in full and (ii) each Company Restricted Share shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted automatically, in accordance with the procedures set forth in this Agreement, into the right of the holder to receive the Merger Consideration, less applicable Taxes required to be withheld with respect thereto.
(f)    Company Actions. At or prior to the Effective Time, the Company, Company Board and the Company Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of Company Stock Options, Company RSUs, Company Time-Based RCUs and Company Restricted Shares (collectively, the “Company Equity Awards”) pursuant to this Section 3.3. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards.
Section 3.4    Surrender and Payment.
(a)    At or promptly after the Effective Time (but in any event within one Business Day), the Parent shall deposit, or shall cause to be deposited (i) with a paying agent selected by Parent (subject to the consent, not to be unreasonably withheld, conditioned or delayed, of the Company) (the “Paying Agent”), for the benefit of the holders of (A) certificates that immediately prior to the Effective Time evidenced shares of Company Common Stock (the “Certificates”) and (B) uncertificated shares of Company Common Stock (the “Uncertificated Shares”), for exchange in accordance with this Article III, cash in an amount equal to the aggregate amount payable as Merger Consideration under Section 3.1(a) (the “Fund”). As soon as reasonably practicable after the Effective Time and in any event not later than the third (3rd) Business Day following the Effective Time, the Paying Agent shall mail to each holder of shares of Company Common Stock at the Effective Time a letter of transmittal in customary form and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Paying Agent) for use in connection with such exchange. Upon proper surrender of a Certificate for exchange and cancellation or transfer of Uncertificated Shares to the Paying Agent, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate or Uncertificated Shares shall be entitled to receive in exchange therefor the Merger Consideration in respect of the shares of Company Common Stock formerly represented by any such Certificate or Uncertificated Shares, and such Certificate so surrendered and any such Uncertificated Shares so transferred shall forthwith be cancelled.
(b)    Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Paying Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, Merger Consideration in respect of the Company Common Stock formerly represented by such holder’s Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.
(c)    If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the reasonable satisfaction of the Paying Agent that such Taxes have been paid or are not payable.
(d)    At and after the Effective Time, there shall be no further transfers on the stock transfer books of Company Capital Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration provided for, and in accordance with, the procedures set forth in this Article III.
(e)    Any portion of the Merger Consideration made available to the Paying Agent pursuant to (a) that remains unclaimed by the holders of shares of Company Common Stock twelve (12) months after the Effective Time shall, at the request of Parent, be delivered to the Surviving Corporation, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 3.4 prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, without any interest thereon. Notwithstanding anything to the contrary contained herein, none of the Acquirer Parties, the Company, the Paying Agent or any other Person shall be liable to any holder or former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.
(f)    The Paying Agent will invest all cash included in the Fund as directed by Parent; provided, however, that any investment of such cash will be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, and, in any such case, no such instrument will have a maturity exceeding three months, and that no such investment or loss thereon will affect the amounts payable to holders of Certificates or Uncertificated Shares pursuant to this Article III. Any interest and other income resulting from such investments will be paid to the Surviving Corporation pursuant to Section 3.4(e). To the extent that there are losses with respect to such investments, or the Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, Parent will promptly replace or restore the portion of the Fund lost through investments or other events so as to ensure that the Fund is, at all times, maintained at a level sufficient to make such payments. The Fund will not be used for any purpose other than the foregoing.
Section 3.5    Adjustments.
(a)    If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period (for the avoidance of doubt, excluding any change that results from any exercise of options outstanding as of the date hereof to purchase shares of Company Common Stock granted under the Company’s stock option or compensation plans or arrangements), the Merger Consideration shall be appropriately adjusted.
(b)    If, during the period between the date of this Agreement and the Effective Time, the Company pays any cash dividend (subject to Parent’s consent right pursuant to Section 6.1 of this Agreement, if any), the Merger Consideration shall be appropriately adjusted such that the aggregate amount of consideration payable in respect of Company Common Stock, Company Stock Options, Company RSUs, Company Time-Based RCUs and Company Restricted Shares pursuant to this Article III will be reduced by the aggregate amount of such cash dividend paid to holders of Company Common Stock.
Section 3.6    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect thereof pursuant to this Agreement.
Section 3.7    Withholding. Merger Sub, Parent, the Surviving Corporation or any of their Subsidiaries, the Paying Agent, and the Rights Agent (without duplication) shall be entitled to deduct and withhold from any payment otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to such payment under all applicable Tax Laws. To the extent that amounts are so deducted or withheld, such withheld amounts (i) shall be paid over to the appropriate Governmental Authority and (ii) shall be treated for all purposes of this Agreement as having been paid to the recipient of the payment in respect of which such deduction and withholding was made.
Section 3.8    Dissenter’s Rights. In accordance with Section 3-202(c)(1) of the MGCL and the Articles of Incorporation of the Company, no dissenters’ or appraisal rights will be available to stockholders with respect to the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as disclosed in the Company Disclosure Letter (with specific reference to the Section or subsection of this Agreement to which the information stated in such Company Disclosure Letter relates; provided, that any item on the Company Disclosure Letter in any one or more sections of the Company Disclosure Letter shall be deemed disclosed with respect to other sections of this Agreement and all other sections or subsections of the Company Disclosure Letter to the extent that the relevance of such disclosure is reasonably apparent on its face (without the need to examine or understand any underlying document or information) notwithstanding the absence of a specific cross reference) or in the Company SEC Documents filed after January 1, 2017 and prior to the date hereof to the extent that the relevance of such disclosure is readily apparent on its face (without the need to examine or understand any underlying document or information) (but excluding, in each case, any disclosures set forth in any risk factor section, in any section relating to forward looking statements and any other disclosures included in such Company SEC Documents solely to the extent that they are cautionary, predictive or forward looking in nature, whether or not appearing in such sections), the Company hereby represents and warrants to Parent as follows:
Section 4.1    Corporate Existence and Power. Each of the Company and its Subsidiaries (a) is duly incorporated or formed and validly existing and, except as would not reasonably be expected to have a material impact on the Company or its Subsidiaries or their respective operations, taken as a whole, is in good standing (in jurisdictions where applicable) under the Laws of the jurisdiction of its incorporation or formation, (b) has all requisite power (corporate, company or limited partnership, as the case may be) and authority to own and operate its property, assets or rights, to lease the property, assets or rights it operates as lessee and to conduct the business in which it is currently engaged in all material respects and (c) is duly qualified to do business and in good standing (in jurisdictions where applicable) under the Laws of each jurisdiction in which its ownership, lease or operation of property, assets or rights or the conduct of its business requires such qualification, except, in each case of (b) and (c), where the failure to have such power or authority or to be so qualified would not reasonably be expected to have a Company Material Adverse Effect.
Section 4.2    Authorization; No Contravention. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby have been duly authorized and approved by the Company, and no corporate, company, limited partnership, stockholder or other action on the part of the Company is necessary other than the receipt of the affirmative vote of a majority of the votes entitled to be cast by the holders of Company Common Stock (the “Company Stockholder Approval”). Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Article V of this Agreement, the execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby, assuming that the consents, approvals and filings referred to in Section 4.3 are duly obtained and/or made, (a) do not and will not violate in any material respect, materially conflict with or result in any event of default or material breach or contravention of (or with due notice or lapse of time or both would result in any event of default or material breach or contravention of), or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, or the creation of any material Lien under, (i) any Company Material Contract, (ii) any organizational document of the Company or any of its Subsidiaries or (iii) any Law applicable to the Company or its Subsidiaries and (b) except for expiration or early termination, as the case may be, of all applicable waiting periods under the HSR Act, do not and will not, violate in any material respect any Orders of any Governmental Authority against, or binding upon, the Company or its Subsidiaries.
Section 4.3    Governmental Approvals. Except for (a) such filings and notifications as may be required by the HSR Act, (b) any required consent, notification, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority set forth on Schedule 4.3 of the Company Disclosure Letter, (c) the filing of the Proxy Statement with the SEC, (d) receipt of the Company Stockholder Approval, (e) the filing of the Articles of Merger with the SDAT and (f) filings required under the Exchange Act, the Securities Act, “blue sky” Laws or the rules of the NYSE, no approval, consent, exemption or authorization by, or notice to, or filing with, any applicable Governmental Authority having jurisdiction or supervision over the Company or any of its Subsidiaries, and no lapse of a waiting period under Applicable Law, is necessary or required in connection with the execution, delivery or performance by the Company of this Agreement (including, effectiveness of the Surviving Organizational Documents and the Merger) or the transactions contemplated hereby, except for any such approval, consent, exemption, authorization, notice or filing the failure of which to make or obtain would not would reasonably be expected to materially impair or materially delay beyond the Outside Date the Company’s ability to consummate the transactions contemplated by this Agreement.
Section 4.4    Binding Effect. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Agreement by the Acquirer Parties, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at Law or in equity).
Section 4.5    Litigation.
(a)    There are no actions, suits, proceedings, claims, complaints, disputes, arbitrations or, to the Knowledge of the Company, investigations, which, individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, pending or, to the Knowledge of the Company, threatened, at Law, in equity, in arbitration or before any Governmental Authority against the Company or any of its Subsidiaries, other than actions, suits, proceedings, claims, complaints, disputes or arbitrations arising in the ordinary course of business (including foreclosure proceedings, indemnification claims, claims relating to breaches of representations and warranties) for which the total amount claimed does not on its face, or would not, based on the Company’s good faith estimate, reasonably be expected to exceed $5,000,000.
(b)    Schedule 4.5(b) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each Claim and Order that within the last three years, (i) resulted in any criminal sanctions to the Company or any of its Subsidiaries or any officer or director of any of them in their capacity as such, (ii) resulted in an Order requiring payments in excess of $1,500,000 (including by way of penalty, fine, customer reimbursement or disgorgement), in each case by or against the Company or any of its Subsidiaries or, in their capacity as such, any of their respective officers or directors, (iii) resulted in any injunctive relief with respect to, or that has required the Company or any of its Subsidiaries to alter, in any material respect, its business practices, other than any injunctive relief that requires the Company and/or its Subsidiaries to comply with Applicable Law or prohibits the Company and/or its Subsidiaries from violating Applicable Law (but only to the extent that such relief does not cause the Company or any of its Subsidiaries to alter, in any material respect, its business practices), or (iv) imposed any non-monetary obligations on the Company or any of its Subsidiaries that would continue after the date hereof, including pursuant to any memorandum of understanding, consent order or similar agreement with a Governmental Authority, other than any such obligations that are not material to the Company or its Subsidiaries or the Company Business, taken as a whole (clauses (i) through (iv), a “Material Claim or Order”).
(c)    This Section 4.5 does not relate to intellectual property matters, environmental matters or Tax matters.
Section 4.6    Compliance with Laws.
(a)    Each of the Company and its Subsidiaries have been since December 31, 2015 and are in compliance in all material respects with all Applicable Laws and all Orders of any Governmental Authority applicable to the Company or its Subsidiaries, except as would not be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole.
(b)    (i) The Company and each of its Subsidiaries hold all material authorizations, licenses, permits, certificates, easements, exemptions, orders, consents, registrations, clearances and approvals of any Governmental Authority (collectively, “Permits”) that are necessary for ownership, leasing, and operation of their properties and assets and the conduct of their businesses as each such business is being conducted as of the date hereof and (ii) the Company and each of its Subsidiaries are in compliance in all material respects with the terms of all such Permits.
(c)    Since December 31, 2015, (i) except for indemnification, repurchase and make whole demands made by GSEs in the ordinary course of business, none of the Company or any of its Subsidiaries has received any written notice from any Governmental Authority that (x) alleges any noncompliance (or that the Company or any of its Subsidiaries is under investigation or the subject of an inquiry by any such Governmental Authority for such alleged noncompliance) with any Applicable Law, (y) asserts any deficiency in required legal capital or (z) would be reasonably likely to result in a fine, assessment or cease and desist order, or the suspension, revocation or material limitation or restriction of any Permit, in each of cases (x), (y) and (z), that is material to the Company or its Subsidiaries, taken as a whole, and (ii) none of the Company or any of its Subsidiaries has entered into any written agreement or written settlement with any U.S. federal Governmental Authority, any U.S. state Governmental Authority (excluding (A) indemnification agreements entered into with GSEs in the ordinary course of business and (B) regular exam close-out letters and comparable documents that are not material to the Company and its Subsidiaries, taken as a whole) or any other Governmental Authority that is material to the Company and its Subsidiaries, taken as a whole, with respect to its non‑compliance with, or violation of, any Applicable Law.
(d)    Since December 31, 2014, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their directors, officers, employees, agents, representatives (in each case in their capacity as such) has knowingly offered, given, paid, promised, or authorized the giving of anything of value to any Government Official or any other Person in order to obtain, retain, or direct business or to secure an improper advantage for the Company or any of its Subsidiaries, or otherwise knowingly violated the Anti-Bribery Laws in any material respect. Each of the Company and its Subsidiaries has instituted and maintains policies and procedures reasonably designed to ensure compliance with the Anti-Bribery Laws, including maintaining accurate books and records as required under applicable Anti-Bribery Laws. To the Knowledge of the Company, since December 31, 2014, there has not been any internal investigation, third-party investigation (including by any Governmental Authority or any state owned or controlled entity), internal or external audit, or internal or external report that involves any allegation or information concerning possible violations of the Anti-Bribery Laws related to the Company or any of its Subsidiaries, or any of their directors, officers, employees, agents or representatives (in each case in their capacity as such).
Section 4.7    Capitalization.
(a)    As of the Capitalization Date, the authorized capital stock of the Company consists solely of (i) 273,910,000 shares of Company Common Stock, of which 32,551,759 shares were issued and outstanding, and (ii) 1,090,000 shares of Company Preferred Stock, none of which were issued and outstanding. As of the Capitalization Date, (i) an aggregate of 901,310 shares of Company Common Stock were subject to or otherwise deliverable in connection with the exercise of outstanding Company Stock Options, (ii) an aggregate of 394,952 shares of Company Common Stock were subject to or otherwise deliverable in connection with outstanding Company Performance-Based RSUs, of which 332,751 shares are cash-settled and 62,201 shares are stock-settled, (iii) an aggregate of 607,042 shares of Company Common Stock were subject to or otherwise deliverable in connection with outstanding Company Time-Based RSUs, of which 412,005 shares are cash-settled and 195,037 shares are stock-settled, (iv) an aggregate of 310 shares of Company Common Stock were subject to or otherwise deliverable in connection with outstanding Company Time-Based RCUs, all of which are cash-settled, and (v) an aggregate of 7,944 Company Restricted Shares were issued and outstanding. Schedule 4.7(a)(i) of the Company Disclosure Letter sets forth, as of the Capitalization Date, a correct and complete listing of all outstanding Company Equity Awards, setting forth (i) the number of shares of Company Common Stock subject to each Company Equity Award, (ii) the date on which the Company Equity Award was granted, (iii) the number of shares of Company Common Stock subject to each Company Equity Award that are vested and unvested as of such date, (iv) the exercise price of each Company Equity Award, if applicable, and (v) the expiration date of each Company Equity Award, if applicable. From the Capitalization Date until the date of this Agreement, no options to purchase shares of Company Common Stock or awards that may be settled in shares of Company Common Stock have been granted and no shares of Company Common Stock have been issued, except for shares of Company Common Stock issued pursuant to the exercise or vesting of Company Stock Options or the vesting of Company RSUs, Company Time-Based RCUs or Company Restricted Shares, in each case in accordance with the terms of the Company Stock Plans. All of the issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non‑assessable. Each Company Stock Option (i) was granted in compliance with all Applicable Laws and all of the terms and conditions of the Company Stock Plan pursuant to which it was issued, (ii) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, (iii) has a grant date identical to the date on which the Company Board or Company Compensation Committee actually awarded such Company Stock Option, as applicable, (iv) qualifies for the Tax and accounting treatment afforded to such Company Stock Option, as applicable, in the Company’s Tax Returns and the Company reports, respectively, and (v) does not trigger any liability for the holder thereof under Section 409A of the Code.
(b)    Except as set forth in Section 4.7(a), as of the date hereof, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company, or other obligations of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”). As of the date hereof, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. To the Knowledge of the Company, no shares of Company Capital Stock are held by any Subsidiary of the Company.
(c)    Schedule 4.7(c)(i) of the Company Disclosure Letter sets forth for each of the Company’s Subsidiaries, as the case may be, a list of the jurisdiction of organization of such Subsidiary and the capitalization of such Subsidiary of the Company. All of the outstanding interests in such Subsidiaries are duly authorized, validly issued, fully paid and non‑assessable (if applicable), and are owned free and clear of all Liens, except for Permitted Liens. There are no options, warrants, conversion privileges, subscription or purchase rights or other rights presently outstanding issued or granted by the Company or any of its Subsidiaries to purchase or otherwise acquire any authorized but unissued, unauthorized or treasury shares of capital stock or other securities of, or any proprietary interest in, any of the Subsidiaries of the Company, and there is no outstanding security of any kind issued or granted by the Company or any of its Subsidiaries convertible into or exchangeable for such shares or proprietary interest in any such entity. Schedule 4.7(c)(iii) of the Company Disclosure Letter sets forth a list of any entity (other than a Subsidiary) in which the Company or any of its Subsidiaries own a greater than 5% equity or membership interest.
Section 4.8    Company SEC Documents. The Company has timely filed all Company SEC Documents. As of their respective filing dates, the Company SEC Documents complied in all material respects with, to the extent in effect at the time of filing, the requirements of the Securities Act, the Exchange Act and the Sarbanes Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (including the rules and regulations promulgated thereunder) applicable to such Company SEC Documents. Except to the extent that information contained in any Company SEC Document has been revised, amended, supplemented or superseded by a later‑filed Company SEC Document that has been filed prior to the date of this Agreement, as of their respective filing dates, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, which individually or in the aggregate would require an amendment, supplement or correction to such Company SEC Documents. Each of the financial statements (including the related notes) of the Company included in the Company SEC Documents complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing, had been prepared in accordance with U.S. GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year‑end audit adjustments). None of the Subsidiaries of the Company are, or have at any time since January 1, 2014 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.
Section 4.9    Material Contracts.
(a)    Schedule 4.9(a) of the Company Disclosure Letter sets forth a list as of the date of this Agreement of all Contracts (excluding any Company Plan), in any case, of the following types, which have not been fully performed and pursuant to which the Company or any of its Subsidiaries has any continuing rights, obligations or liabilities (to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective Assets is bound) (each Contract, together with any such Contract entered into after the date hereof that would be a Company Material Contract if entered into as of the date hereof, a “Company Material Contract” and collectively, the “Company Material Contracts”):
(i)    any Contract containing a covenant restricting in any material respect the ability of the Company or any of its Subsidiaries (or that, following the Closing, would restrict the ability of the Surviving Corporation or its Subsidiaries) to compete in any business or with any Person or in any geographic area;

(ii)    (A) any joint venture, partnership, strategic alliance or other similar Contract (including any franchising agreement but in any event excluding introducing broker agreements and contracts related to PHH Home Loans, LLC or its Subsidiary), and (B) any Contract relating to the acquisition or disposition of any material business or material assets (whether by merger, sale of stock or assets or otherwise), which acquisition or disposition is not yet complete and would reasonably be expected to result in a payment by or to the Company in excess of $10,000,000;
(iii)    any Contract pursuant to which the Company or any of its Subsidiaries is granted a right to use information technology that is material to the Company Business and requiring payments in excess of $2,000,000 annually;
(iv)    any Contract with any Governmental Authority (other than Contracts with any Governmental Authority as a client or customer entered into in the ordinary course of business) that imposes any material obligation or restriction on the Company or any of its Subsidiaries;
(v)    the Company Credit Facilities and any other Contract relating to Indebtedness for borrowed money, Trading Indebtedness, letters of credit, capital lease obligations, or interest rate or currency hedging agreements (including guarantees in respect of any of the foregoing but in any event excluding trade payables, securities transactions, brokerage agreements and other Contracts arising in the ordinary course of business consistent with past practice, intercompany indebtedness and immaterial leases for telephones, copy machines, facsimile machines and other office equipment), in any case involving an amount in excess of $2,000,000 as of the date of this Agreement;
(vi)    (A) any Contract containing a so-called “most-favored nation” provision or any similar provision requiring the Company or any of its Subsidiaries to offer a third party terms or concessions at least as favorable as those offered to one or more other parties or (B) any settlement, non-prosecution or similar agreements involving payments by the Company or its Subsidiaries in excess of $2,000,000 or involving material future performance or restraints on action by the Company or any of its Subsidiaries;
(vii)    the Subservicing Agreements;
(viii)    any other Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;
(ix)    any Contract pursuant to which the Company or any of its Subsidiaries grants or receives any license, sublicense, covenant not to assert or similar rights with respect to any Intellectual Property Rights that are material to the Company Business, other than non-exclusive license agreements granting the Company or its Subsidiaries rights in Software that is generally commercially available on standardized terms and requiring payments of no more than $500,000 annually; and

(x)    any Contract requiring the consent or approval of a third party in connection the Company’s entry into this Agreement or the consummation of the transactions contemplated hereby that, were such consent or approval not to be received, would (x) have a material impact on the operations of the Company or any of its Subsidiaries, taken as a whole, or (y) require (or would reasonably be expected to result in) a payment by the Company or any of its Subsidiaries of a financial penalty, termination penalty, or cash collateral deposit in any individual case in excess of $1,000,000.
(b)    Prior to the date hereof, the Company has made available to Parent a true and correct copy of each Company Material Contract in effect as of the date hereof, including any material amendments thereto.
(c)    Except as has not materially impaired or would not reasonably be expected to materially impair, either individually or in the aggregate, the business of the Company and its Subsidiaries, taken as a whole, (i) each Company Material Contract is a valid and binding obligation of the Company or its Subsidiary that is a party thereto and, to the Knowledge of the Company, the other parties thereto, and is in full force and effect and enforceable against the Company or its Subsidiary that is a party thereto and, to the Knowledge of the Company, the other parties thereto, in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at Law), (ii) none of the Company or any of its Subsidiaries is in violation or breach of or default, under (or, to the Knowledge of the Company, is alleged to be in default or breach in any material respect under) any Company Material Contract nor, to the Knowledge of the Company, is any other party to any such Company Material Contract and (iii)  to the Knowledge of the Company, no event or circumstances has occurred that, with notice or lapse of time or both, would constitute an event of default under or result in the termination of a Company Material Contract or would cause or permit the acceleration of any right or obligation or the loss of any benefit to the Company or its Subsidiaries.
Section 4.10    No Material Adverse Change. (i) Since January 1, 2017 through the date hereof, there has not been any change, event or occurrence that, individually or in the aggregate, has resulted in or would reasonably be expected to have a Company Material Adverse Effect and (ii) since September 30, 2017, there has not been any action taken or omitted to be taken by the Company or any Subsidiary thereof that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Sections 6.1(e), (g), (j), (k), (l), (n) or (p).
Section 4.11    Taxes.
(a)    The Company and each of its Subsidiaries (i) have prepared in good faith and timely filed, taking into account any extension of time within which to file, all material Tax Returns required to be filed (or such Tax Returns have been filed on their behalf) with the appropriate Governmental Authority and all such Tax Returns are complete and accurate in all material respects, (ii) have paid all Taxes required to have been paid by them other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and have been adequately reserved in accordance with U.S. GAAP, and (iii) have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party;
(b)    neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and there has been no request by a Governmental Authority to execute such a waiver or extension;
(c)    to the Knowledge of the Company, no deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries, and there are no pending or threatened in writing disputes, claims, audits, examinations or other proceedings regarding Taxes of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries;
(d)    there are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, other than Permitted Liens;
(e)    the Company has made available to Parent copies of all U.S. federal consolidated income and other material Tax Returns filed by the Company and its Subsidiaries for all open taxable years;
(f)    no claim has ever been made (that has not been resolved) by a Governmental Authority in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by such jurisdiction;
(g)    neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or such an agreement or arrangement entered into in the ordinary course of business and not relating primarily to Taxes);
(h)    neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor or by contract or otherwise;
(i)    the Company has made available to Parent copies of any material private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years;
(j)    neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1) or any other transaction requiring disclosure under analogous provisions of Tax Law;
(k)    neither the Company nor any of its Subsidiaries has been, within the past two years, or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which this Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify in whole or in part for tax-free treatment under Section 355 of the Code;
(l)    neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting under Section 481 of the Code (or any similar provision of state, local or foreign Law), or change in the basis for determining any item referred to in Section 807(c) of the Code, for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date outside of the ordinary course of business, or (iv) any election under Section 108(i) of the Code; and
(m)    no amount payable pursuant to this Agreement is subject to withholding under Section 1445 of the Code.
Section 4.12    Labor Relations.
(a)    As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization, and, to the Knowledge of the Company, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries.
(b)    As of the date hereof, (i) there is no strike, slowdown, lockout, work stoppage, job action, picketing, unfair labor practice or other labor dispute pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; (ii) there is no unfair labor practice charge against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority, and (iii) there is no pending or, to the Knowledge of the Company, threatened arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Authority with respect to any current or former employees of the Company or any of its Subsidiaries.
(c)    Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages and hours, and occupational safety and health.
(d)    As of the date of this Agreement, neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.
Section 4.13    Employee Benefit Plans.
(a)    Schedule 4.13(a) of the Company Disclosure Letter sets forth a complete list of each material Company Plan. For purposes of this Agreement, a “Company Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries. Company Plans include, but are not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (“ERISA Plans”); employment, consulting, retirement, profits sharing, severance, retention, termination or change in control plans, programs, policies or agreements; and deferred compensation, equity-based compensation, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, dental, vision, life, disability or other welfare, fringe or other benefits or remuneration of any kind.
(b)    With respect to each material Company Plan, the Company has made available to Parent accurate and correct copies of (to the extent applicable) (i) the Company Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles; (ii) a written description of such Company Plan if such plan is not set forth in a written document; (iii) the most recently prepared actuarial report, and (iv) all material correspondence to or from any Governmental Authority received in the last three years with respect to such Company Plan. In addition, with respect to each ERISA Plan, the Company has made available to Parent, to the extent applicable, accurate and complete copies of (i) the most recent summary plan description together with any summaries of all material modifications thereto, (ii) the most recent Internal Revenue Service (“IRS”) determination or opinion letter, and (iii) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto).
(c)    (i) Each Company Plan (including any related trusts) has been established, operated and administered in compliance with its terms and Applicable Laws, including, without limitation, ERISA and the Code, (ii) all contributions or other amounts payable by the Company or a Subsidiary of the Company under each Company Plan in respect of current or prior plan years have been paid or accrued in accordance with U.S. GAAP, and (iii) there are no pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Authority by, on behalf of or against any Company Plan or any trust related thereto, in each case, which could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.
(d)    Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code received a favorable determination or opinion letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.
(e)    Neither the Company nor any of its Subsidiaries has or is expected to incur any material liability under subtitles C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them or any ERISA Affiliate. With respect to any Company Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then current value of assets of such Company Plan or, if such liabilities did exceed such assets, the amount thereof was properly reflected on the financial statements of the Company or its applicable Subsidiary previously filed with the SEC, (iii) no unsatisfied liability (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”)) under Title IV of ERISA has been, or is expected to be, incurred by the Company or any of its Subsidiaries, (iv) the PBGC has not instituted proceedings to terminate any such Company Plan and (v) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred during the last six years.
(f)    Neither the Company nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or “multiple employer plan” (within the meaning of Section 4063 or 4064 of ERISA) in the last six years. No Company Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).
(g)    Except as required by Applicable Law, including, but not limited to, Section 4980B of the Code, no Company Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits. To the extent that the Company or any of its Subsidiaries sponsors such plans, the Company or the applicable Subsidiary has reserved the right to amend, terminate or modify at any time each Company Plan that provides retiree or post-employment disability, life insurance or other welfare benefits to any Person.
(h)    Each Company Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.
(i)    Neither the execution nor delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event (i) entitle any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay or any material increase in severance pay; (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Plan, (iv) otherwise give rise to any material liability under any Company Plan, or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.
(j)    Neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.
(k)    Neither the Company nor any Subsidiary has any obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.
Section 4.14    No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any direct or indirect Liabilities, other than (a) Liabilities fully and adequately reflected in or reserved against on the audited consolidated statement of financial condition of the Company and its Subsidiaries as of December 31, 2016 for the year then ended (the “Company Year-End Balance Sheet”), (b) Liabilities incurred since December 31, 2016 in the ordinary course of business, (c) Liabilities that are permitted by this Agreement in accordance with the terms hereof, (d) Liabilities that have been discharged or paid off, (e) Liabilities with respect to any Contractual Obligation entered into by the Company or any of its Subsidiaries (other than any Liabilities for breach of any Contractual Obligation, breach of warranty, tort or infringement by the Company) and (f) Liabilities that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
Section 4.15    Intellectual Property.
(a)    Schedule 4.15(a) of the Company Disclosure Letter sets forth a true and complete list of all Registered IP, indicating for each item the registration or application number, the registration or application date, and the applicable filing jurisdiction.
(b)    All Company IP material to the Company Business is owned exclusively by, or exclusively licensed to, the Company or one of its Subsidiaries, free and clear of any Liens (other than Permitted Liens). Each item of Registered IP is subsisting and, to the Knowledge of the Company, valid and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or its Subsidiaries’ ownership or use of, or rights in or to, any such Intellectual Property Rights.
(c)    Except as is not and would not reasonably be expected to be material to the Company Business, (i) each of the Company and its Subsidiaries owns or has a valid right to use all Intellectual Property Rights that are used in and material to the Company Business, all of which rights shall survive the consummation of the transactions contemplated under this Agreement substantially unchanged; (ii) to the Knowledge of the Company, the conduct of the Company Business, including the development, manufacture, use, sale, commercialization or other exploitation of the products and services provided by the Company and its Subsidiaries, does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated in the past three years, any Intellectual Property Rights of any third party; and (iii) to the Knowledge of the Company, no third party is infringing any Company IP.
(d)    Except as is not and would not reasonably be expected to be material to the Company Business, within the past three years, neither the Company nor any of its Subsidiaries has received any written claim, notice or invitation to receive a license which has not since been resolved (i) alleging or suggesting that the Company, any of its Subsidiaries or the conduct of the Company Business infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person, or (ii) challenging the validity, enforceability or ownership of any Company IP.
(e)    The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality and value of all Trade Secrets (including any source code included in any Company Software) that are owned, used or held by the Company or any of its Subsidiaries and material to the operation of the Company Business. Except as is not and would not reasonably be expected to be material to the Company Business, no Trade Secrets (including any such source code) have been disclosed to any Person, or, to the Knowledge of the Company, otherwise discovered or accessed by any Person, in each case, except pursuant to written, valid agreements containing appropriate terms of confidentiality and non-disclosure which, to the Knowledge of the Company, have not been breached.
(f)    Except as is not and would not reasonably be expected to be material to the Company Business, none of the Company Software sold, licensed, conveyed or distributed by the Company or any of its Subsidiaries is subject to any obligation or condition under any license identified as an open source license by the Open Source Initiative (www.opensource.org) (each, an “Open Source License”) that conditions the distribution of such Software on (i) the disclosure, licensing or distribution of any source code for any portion of such Software, (ii) the granting to other Persons of the right to make derivative works or other modifications to such Software, (iii) the licensing under terms that permit other Persons, other than by operation of Law, to reverse engineer, reverse assemble or disassemble such Software or portions thereof or interfaces therefor or (iv) the redistribution of such Software without payment. Except as is not and would not reasonably be expected to be material to the Company Business, neither the Company nor any of its Subsidiaries is in breach of any Open Source License.
(g)    Except as is not and would not reasonably be expected to be material to the Company Business, the IT Assets used in the operation of the Company Business (i) operate and perform as required by the Company and its Subsidiaries as presently conducted, (ii) have not materially malfunctioned or failed within the past three years, (iii) to the Knowledge of the Company, do not contain or make available any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement or destruction of, software, data or other materials, (iv) to the Knowledge of the Company, are otherwise free from any material bugs or defects, and (v) to the Knowledge of the Company, have not been subject to unauthorized use or access by any Person during the past three years.
(h)    Each of the Company and its Subsidiaries has implemented (i) commercially reasonable measures to protect the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third Persons, and (ii) reasonable backup and disaster recovery technology processes that are substantially consistent with industry standards.
Section 4.16    Privacy of Personal Information. Each of the Company and its Subsidiaries has implemented commercially reasonable policies and procedures governing the collection, use, storage, processing, transfer, disclosure, and protection of Personal Information, true, correct and complete copies of which have been provided to Parent (each, a “Company Privacy Policy”). Except as is not and would not reasonably be expected to be material to the Company Business, for the past three years, each of the Company and its Subsidiaries has abided by their respective Company Privacy Policies and all Applicable Laws and contractual obligations with respect to any Personal Information. Except as is not and would not reasonably be expected to be material to the Company Business, the execution, delivery and performance of this Agreement and the consummation of the Merger do not violate any Company Privacy Policy as it currently exists or as it existed at any time during which any Personal Information was collected or obtained by the Company or any of its Subsidiaries and, upon the Closing, the Surviving Corporation will own and continue to have the right to use all such Personal Information on substantially the same terms and conditions as the Company and its Subsidiaries enjoyed immediately prior to the Closing. Except as is not and would not reasonably be expected to be material to the Company Business, no Claims are pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to the collection, use, storage, processing, transfer, disclosure, or protection of Personal Information.
Section 4.17    Environmental Matters. The Company and each of its Subsidiaries are in compliance with each Applicable Law relating to: (i) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages and (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance (collectively, “Environmental Laws”), except where the failure to be in compliance would not reasonably be expected to have a Company Material Adverse Effect. There is no Claim pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries pursuant to Environmental Laws which would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, there are no present events, conditions, circumstances, activities, practices, incidents, agreements, actions or plans which would reasonably be expected to give rise to a Company Material Adverse Effect, under, the Environmental Laws.
Section 4.18    Insurance. The Company and each of its Subsidiaries maintains insurance coverage against such risks and in such amounts as the Company reasonably believes to be customary for companies of similar size, in similar geographic regions and in the respective businesses in which the Company and its Subsidiaries operate. As of the date of this Agreement, such policies and binders are valid and enforceable in accordance with their terms and are in full force and effect, except as would not be material to the Company and its Subsidiaries, taken as a whole. There are no pending indemnification, breach or insurance claims that are material to the Company and its Subsidiaries, taken a whole.

Section 4.19    Controls. The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed (a) to provide reasonable assurance that material information required to be disclosed in the Company’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents, and (b) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s independent registered public accounting firm and the audit committee of the Company Board (i) any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which would, individually or in the aggregate, reasonably be expected to adversely affect in any material respect the Company’s ability to report financial data or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting and each such deficiency, weakness or fraud disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.
Section 4.20    Investment Company. None of the Company or any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
Section 4.21    Title to Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have valid title to, or a valid leasehold interest in, all of the material personal property that is reflected on the Company Year-End Balance Sheet or that has been acquired or leased since the date of the Company Year-End Balance Sheet, free and clear of all Liens on such personal property other than Permitted Liens, except for assets disposed of, accounts receivable collected, prepaid expenses realized and Contracts fully performed, expired or terminated in the ordinary course of business since the date of the Company Year-End Balance Sheet.
Section 4.22    Real Property.
(a)    None of the Company or any of its Subsidiaries own any real property.
(b)    Schedule 4.22(b) of the Company Disclosure Letter sets forth each lease, sublease or license with an aggregate annual payment obligation in excess of $100,000, pursuant to which the Company or any of its Subsidiaries occupies real property as of the date of this Agreement (each, a “Company Lease” and the real property covered by each such lease, a “Company Leased Facility”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Company Lease is valid, binding and enforceable against the Company or its applicable Subsidiary in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and is in full force and effect with respect to the Company or its applicable Subsidiary and, to the Knowledge of the Company, with respect to the other parties thereto; (ii) none of the Company or its Subsidiaries is in breach or violation of, or in default under, any Company Lease, (iii) none of the Company or its Subsidiaries has received any written notice of default under any Company Lease and (iv) the Company and its Subsidiaries have a valid leasehold interest in all of the Company Leased Facilities free and clear of all Liens other than Permitted Liens.
Section 4.23    Servicing Matters.
(a)    The Company and its Subsidiaries have been during the last three years, and are, in compliance in all material respects with all Applicable Requirements applicable to it, its assets and its conduct of the Company Business. Each of the Company and its Subsidiaries have timely filed, or will have timely filed by the Closing Date, all material reports that any Insurer, Agency or Governmental Authority that it file with respect to the Company Business. Schedule 4.23(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each outstanding Servicing Agreement pursuant to which the Company or any of its Subsidiaries (i) acts as servicer and involving the servicing of mortgage loans with an aggregate unpaid principal balance in excess of $20,000,000 as of the date of this Agreement or (ii) acts as subservicer and involving the subservicing of at least 1,000 Loans as of the date of this Agreement. The Company has provided to Parent true and correct copies of each Servicing Agreement set forth in Schedule 4.23(a) of the Company Disclosure Letter, including all amendments and supplements thereto, except as set forth on such Schedule 4.23(a).
(b)    No Agency, Investor or Insurer has (i) claimed in writing that the Company or any of its Subsidiaries has violated or has not complied in any material respect with the representations and warranties applicable with respect to any Loan originated or purchased by the Company or any of its Subsidiaries and subsequently sold, or with respect to any sale of Servicing Rights or (ii) imposed material restrictions on the activities of the Company or any of its Subsidiaries. No Agency and, to the Knowledge of the Company, no Investor or Insurer has indicated to the Company or any of its Subsidiaries in writing that it has terminated, or intends to terminate, its relationship with the Company or any of its Subsidiaries for performance, loan quality or concern with respect to the Company’s or any of its Subsidiaries’ compliance with Applicable Laws or Applicable Requirements or that the Company or any of its Subsidiaries is in material default with respect to any Applicable Laws or Applicable Requirements.
(c)    No counterparty to any Servicing Agreement or Subservicing Agreement set forth in Schedule 4.23(a) of the Company Disclosure Letter has provided a written notice of termination or, to the Knowledge of the Company, otherwise indicated that it intends to terminate the applicable Servicing Agreement or Subservicing Agreement.
Section 4.24    Exit and Sale Transactions.
(a)    All Closings (as the term “Closing” or “Closings” is defined the Asset Sale Transactions Agreements) of the Asset Sale Transactions (other than the portion of the transactions contemplated by MSR Purchase Agreement that are described on Schedule 4.24(a) of the Company Disclosure Letter and the transactions contemplated by the JV Interests Purchase Agreement) were consummated prior to December 31, 2017.
(b)    As of the date hereof, the Company expects that the Company’s exit from its private label solutions (“PLS”) business (the “PLS Exit”) will be substantially completed on or prior to March 31, 2018 (subject only to the transition arrangements described on Schedule 4.24(b) of the Company Disclosure Letter), and is not aware of any reason that the PLS Exit will not be completed by such date.
Section 4.25    Broker’s, Finder’s or Similar Fees. Except for Credit Suisse, neither the Company nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage commissions, finder’s fees or similar fees or commissions payable by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.
Section 4.26    Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date the Proxy Statement or any amendment or supplement thereto is first mailed to the Company’s stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by any Acquirer Party for inclusion or incorporation by reference therein.
Section 4.27    Required Stockholder Vote. The Company Stockholder Approval will be the only vote of the holders of any class or series of Company Capital Stock necessary to approve and adopt this Agreement, the Merger and the transactions contemplated by this Agreement. No other vote of the holders of any class or series of Company Capital Stock is necessary to approve and adopt this Agreement, the Merger and the transactions contemplated by this Agreement.
Section 4.28    Anti-Takeover Provisions. Assuming that the representations and warranties in Section 5.7 are true, the Company Board has adopted such resolutions as are necessary to render inapplicable to this Agreement and the Merger the restrictions on “business combinations” (as defined in Section 3-601 of the MGCL) as set forth in Section 3-603 of the MGCL. The Company Board has taken all necessary action so that any takeover, anti‑takeover, moratorium, “fair price,” “control share” or other similar Law enacted under any Law applicable to the Company does not, and will not, apply to this Agreement, the Merger or the other transactions contemplated hereby. There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, party to or otherwise bound.
Section 4.29    Opinion of Financial Advisor. Prior to the execution of this Agreement, the Company Board has received the opinion of Credit Suisse Securities (USA) LLC (“Credit Suisse”) to the effect that, as of the date of such opinion and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Merger Consideration to be received by holders of Company Common Stock is fair, from a financial point of view, to such holders. The Company shall make available to Parent a copy of such opinion for informational purposes only reasonably promptly following receipt thereof by the Company Board; provided, that it is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Merger Sub. Prior to the date hereof, the Company has made available to Parent a true and correct copy of its engagement letter with Credit Suisse.
Section 4.30    Related Party Transactions.
(a)    Except as set forth on Schedule 4.30(a) of the Company Disclosure Letter and except for compensation, benefits and advances received in the ordinary course of business by employees, directors or consultants of the Company or any of its Subsidiaries, as of the date of this Agreement, there are no agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any “related person” (as such term is defined under Item 404(a) of Regulation S-K under the Securities Act) of the Company, on the other hand, that are of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act but has not been disclosed in the Company SEC Documents.
(b)    Schedule 4.30(b) of the Company Disclosure Letter contains a true and complete list of any indemnification, employment or other similar agreements of the Company or any of its Subsidiaries in effect as of the date hereof that provides for indemnification, advancement of expenses and exculpation from liabilities for acts or omissions in favor of the current or former directors, officers or employees of the Company or any of its Subsidiaries.
Section 4.31    No Other Representations or Warranties. The Company agrees that, except for the representations or warranties expressly set forth in Article V, no Acquirer Party nor any of their Affiliates nor any other person on behalf of any Acquirer Party has made any representation or warranty, expressed or implied, with respect to any Acquirer Party, their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any information regarding any Acquirer Party or any of their Affiliates, and neither the Company nor any of its Affiliates nor any other person on behalf of the Company has relied on any representation or warranty except for those expressly set forth in Article V.
ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE ACQUIRER PARTIES
Except as disclosed in the Acquirer Disclosure Letter (with specific reference to the Section or subsection of this Agreement to which the information stated in such Acquirer Disclosure Letter relates; provided, that any item on the Acquirer Disclosure Letter in any one or more sections of the Acquirer Disclosure Letter shall be deemed disclosed with respect to other sections of this Agreement and all other sections or subsections of the Acquirer Disclosure Letter to the extent that the relevance of such disclosure is reasonably apparent on its face (without the need to examine or understand any underlying document or information) notwithstanding the absence of a specific cross reference) or in the Acquirer SEC Documents filed after January 1, 2017 and prior to the date hereof to the extent that the relevance of such disclosure is readily apparent on its face (without the need to examine or understand any underlying document or information) (but excluding, in each case, any disclosures set forth in any risk factor section, in any section relating to forward‑looking statements and any other disclosures included in the Acquirer SEC Documents solely to the extent that they are cautionary, predictive or forward looking in nature, whether or not appearing in such sections), the Acquirer Parties hereby represent and warrant to the Company as follows:
Section 5.1    Organizational Existence and Power. Each of the Acquirer Parties (a) is duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (b) has all requisite power (corporate, company, or limited partnership, as the case may be) and authority to own and operate its property, assets or rights, to lease the property, assets or rights it operates as lessee and to conduct the business in which it is currently engaged and (c) is duly qualified to do business and in good standing (in jurisdictions where applicable) under the Laws of each jurisdiction in which its ownership, lease or operation of property, assets or rights or the conduct of its business requires such qualification, except where the failure to be so qualified would not, or would not reasonably be expected to, prevent or materially delay beyond the Outside Date or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement (an “Acquirer Material Adverse Effect”). Parent has made available to the Company complete and correct copies of the certificate of formation (or comparable organizational documents) of Parent and Merger Sub, in each case as amended to the date of this Agreement.
Section 5.2    Authorization; No Contravention. Each Acquirer Party has all requisite organizational power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by each Acquirer Party of this Agreement and the transactions contemplated hereby have been duly authorized and approved by such Party, and no corporate, company, limited partnership or other action on its part is necessary. Assuming the accuracy of the representations and warranties of the Company in Article IV, the execution, delivery and performance by each Acquirer Party of this Agreement and the transactions contemplated hereby, assuming that the consents, approvals and filings referred to in Section 5.3 are duly obtained and/or made, (a) do not and will not violate, conflict with or result in any breach, default or contravention of (or with due notice or lapse of time or both would result in any breach, default or contravention of), or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or the creation of any material Lien under, (i) any Contractual Obligation of any Acquirer Party, (ii) any organizational document thereof or (iii) any Applicable Law, and (b) except for expiration or early termination, as the case may be, of all applicable waiting periods under the HSR Act, do not and will not violate any Orders of any Governmental Authority against, or binding upon, Parent or any of its Subsidiaries, other than, in the case of clauses (a) and (b) (excluding subclause (ii) of clause (a)), any such violation, conflict, breach, default, contravention, termination, cancellation or acceleration that would not reasonably be expected to have, individually or in the aggregate, an Acquirer Material Adverse Effect.
Section 5.3    Governmental Approvals. Except for (a) such filings and notifications as may be required by the HSR Act, (b) the filing of the Articles of Merger with the SDAT, and (c) any approval, consent, authorization or filing that if not obtained would not be material to the Acquirer Parties, taken as a whole, and (d) as set forth in Schedule 5.3 of the Acquirer Disclosure Letter, no approval, consent, compliance, exemption, authorization or other action by, or notice to, or filing with, any applicable Governmental Authority having jurisdiction or supervision over Parent or any of its Subsidiaries, no consent or approval of any Governmental Authority and no lapse of a waiting period under Applicable Law, is necessary or required in connection with the execution, delivery or performance by the Acquirer Parties of this Agreement or the transactions contemplated hereby, except for any such consent, approval, order, authorization, registration, declaration or filing the failure of which to make or obtain would not reasonably be expected to have an Acquirer Material Adverse Effect.
Section 5.4    Binding Effect. This Agreement has been duly executed by the Acquirer Parties and, assuming due and valid authorization, execution and delivery of this Agreement by the Company, constitutes the legal, valid and binding obligation of each Acquirer Party, enforceable against such Acquirer Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at Law or in equity).
Section 5.5    Litigation. As of the date hereof, there are no actions, suits, proceedings, claims, complaints, disputes, arbitrations or, to the Knowledge of Parent, investigations, pending, or, to the Knowledge of Parent, threatened at Law, in equity, in arbitration or before any Governmental Authority against any Acquirer Party, and no Order has been issued by any court or other Governmental Authority against any Acquirer Party or to which any of their respective assets or properties is subject or bound, in each case that would reasonably be expected to have, individually or in the aggregate, an Acquirer Material Adverse Effect.
Section 5.6    Capitalization. As of the date hereof, the authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, par value $0.10 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted or engaged in any business activities prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those assets, liabilities and obligations incident to its formation and those assets, liabilities and obligations pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.
Section 5.7    Ownership of Company Common Stock. As of the date hereof, none of Parent, Merger Sub or their respective Affiliates owns (directly or indirectly, beneficially or of record) any shares of Company Common Stock and none of Parent, Merger Sub or their respective Affiliates holds any rights to acquire or vote any shares of Company Common Stock, except pursuant to this Agreement. None of Parent, Merger Sub or any of their “affiliates” or “associates” is or has been, within three years of the date hereof, an “interested stockholder” of the Company, as those terms are defined in Section 3-601 of the MGCL, or has taken any action that would cause any anti-takeover statute under the MGCL to be applicable to this Agreement or any of the transactions contemplated hereby. There are no contracts between Parent or Merger Sub, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to the Company or the transactions contemplated hereby.
Section 5.8    Broker’s, Finder’s or Similar Fees. Neither Parent nor any of its Subsidiaries or Affiliates has employed any broker or finder or incurred any liability for any brokerage commissions, finder’s fees or similar fees or commissions payable by any Acquirer Party in connection with the transactions contemplated by this Agreement.
Section 5.9    Financing. Assuming the accuracy of the representations and warranties of the Company set out in Article IV, the performance by the Company of its obligations under this Agreement, and the satisfaction of the closing conditions set forth in Article VIII (including Section 8.3(c)), upon the Closing, Parent will, taking into account the amount of Available Cash at the Company, have sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay the Merger Consideration at the Closing and to satisfy the other obligations of Parent, the Company and their respective subsidiaries due and payable upon the Closing. In no event will the receipt of any funds or financings by Parent or any of its Affiliates be a condition to any of Parent’s or Merger Sub’s obligations hereunder, including the consummation of the transactions contemplated hereby.
Section 5.10    Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by the Company for inclusion or incorporation by reference therein.
Section 5.11    Solvency. Assuming that the conditions to the obligation of Parent and Merger Sub to consummate the Merger have been satisfied or waived, then immediately following the Effective Time and after giving effect to all of the transactions contemplated hereby, the payment of the Merger Consideration, funding any obligations of the Surviving Corporation or its Subsidiaries which become due or payable by the Surviving Corporation and its Subsidiaries in connection with, or as a result of the Merger, any required refinancings or repayments of existing Indebtedness of the Company or any of its Subsidiaries and payment of all related fees and expenses, none of Parent or any of its Subsidiaries (including the Surviving Corporation) will be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as the mature).
Section 5.12    No Other Representations or Warranties. The Acquirer Parties agree that, except for the representations or warranties expressly set forth in Article IV, neither the Company nor any of its Affiliates nor any other person on behalf of the Company has made any representation or warranty, expressed or implied, with respect to the Company, its respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any information regarding the Company, and neither the Acquirer Parties nor any of their Affiliates nor any other person on behalf of the Acquirer Parties has relied on any representation or warranty except for those expressly set forth in Article IV.
ARTICLE VI

COVENANTS
Section 6.1    Conduct of Business of the Company.
During the period from the date of this Agreement to the earlier of the Effective Time or termination of this Agreement in accordance with its terms, and except (i) as expressly contemplated or required by this Agreement, (ii) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed) or (iii) as set forth on Schedule 6.1 of the Company Disclosure Letter, (A) the Company will (and will cause each of its Subsidiaries to) conduct its and its Subsidiaries’ operations only in the ordinary course of business consistent with past practice and will (and will cause each of its Subsidiaries to) use its reasonable best efforts to preserve intact the business organization of the Company and its Subsidiaries and to preserve the goodwill of customers, suppliers and all other Persons having business relationships with the Company and its Subsidiaries and (B) the Company will not (and will cause each of its Subsidiaries not to) do any of the following without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed):
(a)    except as required by Applicable Law, adopt or propose any change in its organizational documents;
(b)    issue, reissue, sell, grant, pledge, dispose of, transfer, otherwise encumber, purchase or repurchase or authorize the issuance, reissuance, sale, grant, pledge, disposition, transfer, other encumbrance, purchase or repurchase of shares of Company Capital Stock (other than the issuance of shares in respect of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Company Stock Plans as in effect on the date of this Agreement), or securities convertible into capital stock of any class of the Company, or any rights, warrants or options to acquire any convertible securities or capital stock of the Company;
(c)    except as required pursuant to the terms of any Company Plan in effect as of the date hereof, or as otherwise required by Applicable Law, (i) increase in any manner the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any director, officer or employee of the Company or any of its Subsidiaries, except for (1) with respect to employees who are not officers, increases in annual salary or wage rate in the ordinary course of business consistent with past practice that do not exceed 5% individually or 3% in the aggregate and (2) if applicable, the payment of annual bonuses for completed periods on a time frame consistent with the payment of annual bonuses with respect to 2016, based on actual performance and in the ordinary course of business consistent with past practice, (ii) become a party to, establish, adopt, amend, commence participation in or terminate any Company Plan or any arrangement that would have been a Company Plan had it been entered into prior to this Agreement, (iii) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Plan, (iv) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Plan, (v) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan that is required by Applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by U.S. GAAP, (vi) forgive any loans or issue any loans (other than routine travel advances issued in the ordinary course of business) to any director, officer or employee of the Company or any of its Subsidiaries, (vii) hire any employee or engage any independent contractor (who is a natural person) with an annual salary or wage rate or consulting fees and target cash bonus opportunity in excess of $200,000, (viii) terminate the employment of any executive officer other than for cause, or (ix) grant or amend any rights to indemnification, advancement of expenses or exculpation of liabilities in favor of any director, officer or employee of the Company or any of its Subsidiaries, except for entry by new directors, officers or employees into indemnification, employment or other similar agreements on substantially the same terms and conditions as agreements that are in effect as of the date hereof for similarly situated directors, officers or employees.
(d)    become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;
(e)    except for transactions (i) pursuant to Contractual Obligations existing as of the date hereof and listed on Schedule 6.1(e) of the Company Disclosure Letter or (ii) in the ordinary course of business consistent with past practice, sell, lease, encumber or otherwise surrender, dispose of, transfer, or license, mortgage any Assets, properties or rights (including the capital stock of its Subsidiaries) to any Person (excluding the Company or any Subsidiary of the Company), in each case for consideration in excess of $500,000;
(f)    (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of the Company Capital Stock, (ii) adjust, split, combine or reclassify any of its capital stock or issue or propose or authorize the issuance of any other securities (including options, warrants, or any similar security exercisable for or convertible into, such other security) in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or the capital stock of any of its Subsidiaries or any other securities thereof (including the Company Notes) or any rights, warrants, options to acquire any such shares or other securities (including the Company Securities), except for purchases, redemptions or other acquisitions of capital stock or other securities pursuant to an existing restricted stock purchase agreement with current or former employees;
(g)    except as required by Applicable Law, make, change or revoke any material Tax election, file any material amended Tax Return, settle or compromise any material claim, action, proceeding or assessment for Taxes, change any method of Tax accounting, enter into any closing agreement with respect to Taxes, make or surrender any material claim for a refund of Taxes, or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, in each case except as is consistent with past practice;
(h)    take any action or omit to take any action or enter into any transaction which, to the Knowledge of the Company, has, or would reasonably be expected to have, the effect of materially delaying or materially impeding or preventing the consummation of the transactions contemplated by any of the Asset Sale Transaction Agreements pursuant to the terms existing on the date of this Agreement;
(i)    (i) modify or amend any Company Material Contract in a manner adverse in any material respect to the Company Business, or terminate any Company Material Contract, (ii) enter into any successor agreement to an expiring Company Material Contract that changes the terms of the expiring Company Material Contract in a manner adverse in any material respect to the Company Business or (iii) enter into any new agreement that would have been considered a Company Material Contract if it were entered into at or prior to the date hereof, other than Subservicing Agreements entered into in the ordinary course on terms substantially consistent with existing agreements;
(j)    incur any Indebtedness for borrowed money in excess of $1,000,000 in the aggregate or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for or cancel, the Indebtedness of any Person (other than the Company or any of the Company’s Subsidiaries) or make or authorize any material loan to any Person (in each case other than loans or advances made to the Company or by the Company or any of its Subsidiaries);
(k)    merge or consolidate with any other Person or acquire a material amount of assets or equity of another Person (other than immaterial acquisitions of assets in the ordinary course of business consistent with past practice);
(l)    except as required by Applicable Law, change any significant method of accounting or accounting principles or practices by the Company or any of its Subsidiaries, except for such changes required by U.S. GAAP;
(m)    terminate, cancel, or materially amend or modify any material insurance policies maintained by it covering the Company or any of its Subsidiaries or their respective properties which is not replaced by an amount of insurance coverage that the Company deems appropriate for its size and business;
(n)    adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;
(o)    abandon, allow to lapse, encumber, or grant a license, covenant not to assert or similar right with respect to any material Company IP, in each case, other than in the ordinary course of business consistent with past practice;
(p)    except as required by Applicable Law, materially change any of the architecture or infrastructure of the Company’s or any of its Subsidiaries’ network or information technology infrastructure systems or any material component thereof or any other IT Assets currently used in and material to the Company Business, other than maintenance or upgrades to any product provided by any existing vendor of the Company or such Subsidiary or otherwise in the ordinary course of business consistent with past practice;
(q)    subject to Section 7.11, institute, compromise, settle or agree to settle any Claim (i) involving amounts that exceed the Company’s reserve therefor on the date hereof by more than $7,500,000 in the aggregate or (ii) that would impose any non‑monetary obligation on the Company or any of its Subsidiaries that would continue after the Effective Time, other than any obligation to comply with Applicable Law or refrain from violating Applicable Law; or
(r)    authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.
Nothing contained in this Agreement gives, or is intended to give the Acquirer Parties, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.
ARTICLE VII

ADDITIONAL AGREEMENTS
Section 7.1    Preparation of the Proxy Statement; Stockholders Meeting.
(a)    As promptly as reasonably practicable, and in any event within 30 Business Days following the date of this Agreement, the Company will prepare and cause to be filed with the SEC a preliminary proxy statement (together with any amendments or supplements thereto, the “Proxy Statement”) to be sent to holders of shares of Company Common Stock (the “Company Stockholders”) relating to the meeting of Company Stockholders (the “Company Stockholder Meeting”) to be held for the purpose of considering and taking action on the adoption of this Agreement. The Acquirer Parties will furnish all information concerning the Acquirer Parties and their Affiliates to the Company, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement. The Company will promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement, and will provide Parent with copies of all correspondence between it and its representatives, on the one hand, and the SEC, on the other hand. The Company will use its reasonable best efforts to resolve as promptly as reasonably practicable any comments from the SEC with respect to the Proxy Statement. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company will (i) provide Parent with a reasonable opportunity to review and comment on the Proxy Statement or response (including the proposed final version of the Proxy Statement or response), (ii) consider in good faith all comments reasonably proposed by Parent, and (iii) except in connection with any Company Adverse Recommendation Change, not file or mail such document or respond to the SEC prior to receiving the approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed.
(b)    If prior to the Effective Time, any event occurs with respect to Parent, or any change occurs with respect to other information supplied by the Acquirer Parties for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, Parent will promptly notify the Company of such event, and the Company and the Acquirer Parties will cooperate in the prompt filing by the Company with the SEC of any necessary amendment or supplement to the Proxy Statement and, if required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.
(c)    If prior to the Effective Time, any event occurs with respect to the Company, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company will promptly notify Parent of such event, and the Company and the Acquirer Parties will cooperate in the prompt filing by the Company with the SEC of any necessary amendment or supplement to the Proxy Statement and, if required by

Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.
(d)    The Company will, as soon as reasonably practicable after the date of this Agreement, duly call, give notice of, convene and hold the Company Stockholder Meeting for the purpose of seeking the Company Stockholder Approval. The Company will use its reasonable best efforts to (i) cause the Proxy Statement to be mailed to the Company Stockholders and to hold the Company Stockholder Meeting as promptly as reasonably practicable and (ii) subject to Section 7.4, solicit the Company Stockholder Approval. The Company will, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval (the “Company Board Recommendation”) and will include such Company Board Recommendation in the Proxy Statement. The Company may only adjourn, postpone or recess the Company Stockholder Meeting in order to obtain a quorum or solicit additional votes (so long as such meeting is not adjourned, postponed or recessed to a date on or after the Outside Date).
Section 7.2    Regulatory Actions; Reasonable Best Efforts.
(a)    Subject to the terms and conditions of this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated hereby, including the Merger, and to cooperate with the other in connection with the foregoing, including using its reasonable best efforts, in each case in connection with the consummation of the transactions contemplated by this Agreement, (i) to obtain all consents, approvals, rulings or authorizations that are required to be obtained under any Applicable Law (including any Required Governmental Approvals), (ii) to obtain any consents required from third parties, (iii) to lift or rescind any injunction or restraining order or other Order adversely affecting the ability of the Parties hereto to consummate the transactions contemplated hereby, including the Merger, and (iv) to effect as promptly as practicable all necessary registrations, filings and responses to requests for additional Information or documentary material from a Governmental Authority, if any; provided, that the Company shall not make any such registration, filing or response relating to the Required Governmental Approvals without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), it being agreed that, if Parent has not responded to a request for consent within 3 Business Days, such consent will be deemed granted. Notwithstanding the foregoing, the Company shall be able to respond to questions, information requests and other inquiries from any Governmental Authority without Parent’s prior written consent as long as such responses do not contain any commitments or agreements that would be binding upon Parent or the Surviving Corporation or is otherwise material to the transactions contemplated hereby that Parent has not consented to previously. Without limiting the generality of the foregoing, Parent will use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things that any Governmental Authority indicates would be required in order to obtain any Required Governmental Approvals or avoid any Injunction or Law with the effect referred to in Section 8.1(c) of this Agreement; provided that, nothing contained in this Agreement shall be deemed to require any of the Acquirer Parties or permit the

Company to take any action, or commit to take any action or agree to any restraint, restriction, limitation, term, requirement, provision or condition that would, individually or in the aggregate, reasonably be expected to, impair in any material respect the business or financial condition of Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), taken as a whole (each, a “Burdensome Condition”); provided, further, that nothing contained in this Agreement shall be construed to require any Party to take any action in violation of Applicable Law or commence any litigation with any Governmental Authority to oppose any enforcement action by any Governmental Authority or remove any regulatory Orders impeding the Parties’ ability to consummate the Merger.
(b)    Further, and subject to Applicable Laws relating to the exchange of information, Parent shall have the right to direct all matters with any Governmental Authority to the extent relating to the Required Governmental Approvals consistent with its obligations hereunder; provided that, without limiting the generality of the rest of this Section 7.2, each of the Parties will promptly (i) furnish to the other such necessary Information and reasonable assistance as the other Party may request in connection with the foregoing, (ii) inform the other of any material communication from any Governmental Authority regarding any of the transactions contemplated hereby, and (iii) subject to Applicable Laws relating to the exchange of information, provide counsel for the other Party with copies of all material filings made by such Party, and all material correspondence between such Party (and its advisors) with any Governmental Authority and any other material Information supplied by such Party and such Party’s Subsidiaries to a Governmental Authority or received from such a Governmental Authority in connection with the transactions contemplated hereby and as necessary to comply with contractual arrangements. Notwithstanding the foregoing, the Company shall be able to make filings, responses and other submissions to any Governmental Authority in accordance with Section 7.2(a). Except with the prior written consent of Parent, the Company shall not commence, or publicly announce the intent to commence, any litigation with any Governmental Authority to oppose any enforcement action by any Governmental Authority or remove any regulatory Orders impeding the Parties’ ability to consummate the Merger and, if Parent consents to do so or if the Parties mutually agree to do so, the Parties will reasonably assist each other in litigating or otherwise contesting any objections to or proceedings or other actions challenging the consummation of the Merger and the other transactions contemplated by this Agreement.
(c)    At Parent’s request and expense, the Company agrees to take all actions Parent reasonably deems prudent in order to obtain or assist Parent in obtaining any actions, consents, undertakings, approvals or waivers by or from any Person for or in connection with the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that nothing in this Section 7.2(c) will obligate the Company to take any action that is not (i) conditioned on the consummation of the Merger and the other transactions contemplated by this Agreement and/or (ii) at the expense of Parent.
Section 7.3    Access to Information; Confidentiality.
(a)    Upon reasonable notice and subject to Applicable Laws relating to the exchange of information, the Company will, and will cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the Acquirer Parties access, during normal business hours during the period prior to the Effective Time or the termination of this Agreement, to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives, in each case in a manner not unreasonably disruptive to the operation of the business of the Company and its Subsidiaries as Parent may reasonably request. During the period prior to the Effective Time, the Company shall deliver to Parent (i) if prior to the Determination Date, no later than the 15th day of each month, a report containing the Company’s most current estimate of the Company Net Worth and the Available Cash, in each case as of the last day of the full calendar month immediately preceding the date of such report, and (ii) if following the Determination Date, no later than the Wednesday of each calendar week, a report containing the Company’s most current estimate of the Available Cash as of the last day of the calendar week immediately preceding the date of such report. Neither the Company nor any of its Subsidiaries will be required to provide access to or to disclose information where such access or disclosure would jeopardize any attorney-client privilege, violate any contract or agreement or contravene any Law; and in any such event, the Parties hereto will make appropriate substitute disclosure arrangements.
(b)    All information and materials provided pursuant to this Agreement will be subject to the provisions of the letter agreement entered into between the Company and Parent, dated as of April 28, 2017 (the “Confidentiality Agreement”).
(c)    No investigation by any of the Parties or their respective representatives shall constitute a waiver of or otherwise affect the representations, warranties, covenants or agreements of the others set forth herein.
Section 7.4    No Solicitation by the Company; the Company Board Recommendation.
(a)    Except as otherwise contemplated by this Section 7.4, the Company shall not, and shall use reasonable best efforts to cause its Subsidiaries or any of its or their respective officers, directors, employees, agents, controlled Affiliates and representatives (including any investment bankers, attorneys or accountants retained by it or any of its Affiliates) (collectively, “Representatives”) not to, directly or indirectly, (i) solicit or initiate, or knowingly encourage, knowingly induce or knowingly facilitate (including by way of providing information) any Company Takeover Proposal or any inquiry or proposal that constitutes or would reasonably be expected to result in a Company Takeover Proposal, (ii) participate in any discussions or negotiations with any Person regarding, or furnish to any Person any information with respect to, or cooperate in any way with any Person (whether or not a Person making a Company Takeover Proposal) with respect to any Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to result in a Company Takeover Proposal, (iii) approve or recommend any Company Takeover Proposal, (iv) approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Company Takeover Proposal (an “Acquisition Agreement”), (v) enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (vi) propose or agree to do any of the foregoing. The Company shall, and shall cause its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Takeover Proposal, or any inquiry or proposal that would reasonably be expected to result in a Company Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives.
(b)    Notwithstanding the foregoing, in response to an unsolicited bona fide written Company Takeover Proposal, which did not result from any material breach of this Section 7.4, the Company may, subject to compliance with Section 7.4(g), prior to (but not after) the adoption of this Agreement by the holders of shares of Company Common Stock in accordance with Section 3-105 of the MGCL, contact the Person making such Company Takeover Proposal to ascertain facts and/or clarify terms for the sole purpose of understanding such Company Takeover Proposal, and, to the extent that the Company Board concludes in good faith (and following consultation with its outside legal and financial advisors) that such Company Takeover Proposal constitutes or is reasonably likely to result in a Superior Company Proposal, take any action described in clauses (x) and (y) below: (x) furnish information with respect to the Company and any of its Subsidiaries to the Person making such Company Takeover Proposal (and its Representatives and any financing sources) pursuant to an Acceptable Confidentiality Agreement, so long as any material non-public information provided under this clause has previously been provided to the Acquirer Parties or is provided to the Acquirer Parties substantially concurrently with the time it is provided to such Person, and (y) participate in discussions regarding the terms of such Company Takeover Proposal and the negotiation of such terms with the Person making such Company Takeover Proposal (and such Person’s Representatives and any financing sources); provided, that the Company shall within 24 hours provide Parent with any information with respect to the Company and any of its Subsidiaries provided to such Person which was not previously provided to Parent (or its representatives). The Company agrees that neither it nor any of its Subsidiaries shall terminate, waive, amend, modify or fail to enforce any existing standstill or confidentiality obligations owed by any Person to the Company or any of its Subsidiaries, in each case except to the extent necessary to permit the Company to take an action it is otherwise permitted to take under this Section 7.4(b) in full compliance with such provision; provided, that the Company (on behalf of itself and any of its Subsidiaries) shall have the right to waive any such standstill obligation to the extent necessary to permit a Person otherwise covered by such standstill to submit a confidential unsolicited bona fide written Company Takeover Proposal to the Company Board. For purposes of clarification, the taking of any of the actions contemplated by clause (x) or (y) of this Section 7.4(b) shall not be deemed to be a Company Adverse Recommendation Change.
(c)    Except as set forth in Section 7.4(d), neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to Parent), or propose to withdraw (or modify in any manner adverse to Parent), the Company Board Recommendation, (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Company Takeover Proposal, (C) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company or any of its Subsidiaries to execute or enter into, any Acquisition Agreement (other than an Acceptable Confidentiality Agreement), (D) enter into any agreement, letter of intent, or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, (E) subject to Section 7.4(h), fail to recommend against any Company Takeover Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within 10 Business Days after the commencement of such Company Takeover Proposal, (F) fail to include the Company Board Recommendation in the Proxy Statement or re-affirm such Company Board Recommendation within 10 Business Days following Parent’s written request (provided that Parent may not make such request more than twice in connection with any Company Takeover Proposal) or (ii) resolve or agree to do any of the foregoing (each being referred to as a “Company Adverse Recommendation Change”).
(d)    Notwithstanding the foregoing provisions, the Company Board may (subject to the requirements of Section 7.4(f)), prior to (but not after) the adoption of this Agreement by the holders of shares of Company Common Stock in accordance with Section 3-105 of the MGCL, make a Company Adverse Recommendation Change and/or, to the extent provided and subject to the conditions contained in Section 9.1(f), terminate this Agreement in response to an unsolicited bona fide written Company Takeover Proposal, if the Company Board determines (after consultation with its outside legal and financial advisors) that such unsolicited bona fide written Company Takeover Proposal constitutes a Superior Company Proposal and following consultation with outside legal counsel, that failure to make a Company Adverse Recommendation Change or terminate this Agreement is reasonably likely to violate its fiduciary duties to the stockholders of the Company under Applicable Law; provided, however, that the Company shall not be entitled to exercise its right to make such Company Adverse Recommendation Change or terminate this Agreement until after the fifth Business Day (the “Superior Proposal Notice Period”) following Parent’s receipt of written notice (a “Company Notice of Superior Proposal”) from the Company advising Parent that the Company Board intends to take such action, including the details of the terms and conditions of any Superior Company Proposal that is the basis of the proposed action by the Company Board and the identity of the party making such Superior Company Proposal, and, if applicable, shall have contemporaneously provided a copy of all of the relevant proposed transaction agreements and any other material documents provided by, or material correspondence with, the party making such Superior Company Proposal, including the then-current form of the definitive agreements with respect to such Superior Company Proposal (it being understood and agreed that any amendment to any material term of such Superior Company Proposal shall require a new Company Notice of Superior Proposal and trigger a new Superior Proposal Notice Period, except that any such new Superior Proposal Notice Period shall be three Business Days instead of five Business Days). The Company Board may not make a Company Adverse Recommendation Change in respect of a Superior Company Proposal if any such Superior Company Proposal resulted from a breach by the Company of this Section 7.4.
(e)    In addition, notwithstanding anything in this Agreement to the contrary, the Company Board may (subject to the requirements of Section 7.4(f)), prior to (but not after)

the adoption of this Agreement by the holders of shares of Company Common Stock in accordance with Section 3-105 of the MGCL, make a Company Adverse Recommendation Change in response to a Company Intervening Event if the Company Board determines (after consultation with its outside legal counsel) that failure to make a Company Adverse Recommendation Change is reasonably likely to violate its fiduciary duties to the stockholders of the Company under Applicable Law; provided, however, that the Company shall not be entitled to exercise its right to make such Company Adverse Recommendation Change until after the fifth Business Day (the “Intervening Event Notice Period”) following Parent’s receipt of written notice (a “Company Notice of Intervening Event”) from the Company advising Parent that the Company Board intends to take such action, including the material facts and circumstances of the Company Intervening Event.
(f)    Notwithstanding the foregoing provisions, the Company Board may not (i) make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.4(d) unless at the end of the last Superior Proposal Notice Period, the Company Board determines (after consultation with its outside legal and financial advisors) that the Company Takeover Proposal (after giving effect to any amendments thereto) continues to constitute a Superior Company Proposal, or (ii) make a Company Adverse Recommendation Change pursuant to Section 7.4(e) unless at the end of the last Intervening Event Notice Period, the Company Board determines (after consultation with its outside legal counsel) that failure to make a Company Adverse Recommendation Change is reasonably likely to violate its fiduciary duties to the stockholders of the Company under Applicable Law. Further, in determining whether to make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.4(d) or Section 7.4(e), the Company Board shall take into account any changes to the terms of this Agreement committed to in writing by Parent in response to a Company Notice of Superior Proposal, Company Notice of Intervening Event or otherwise; provided, that if requested by Parent, the Company shall, and shall use its reasonable best efforts to cause its financial and legal advisors to, during the Superior Proposal Notice Period or Intervening Event Notice Period (as applicable), negotiate with Parent in good faith (to the extent Parent also seeks to negotiate) to make such adjustments in the terms and conditions of this Agreement so that this Agreement results in a transaction that (A) in the case of a Company Takeover Proposal, is no less favorable to the stockholders of the Company than such Company Takeover Proposal that would be deemed to constitute a Superior Company Proposal in the absence of such adjustments or (B) in the case of a Company Intervening Event, enables the Company Board to determine (after consultation with its outside legal counsel) that failure to make a Company Adverse Recommendation Change is not reasonably likely to violate its fiduciary duties to the stockholders of the Company under Applicable Law; it being understood and agreed that, in the event Parent agrees to make such adjustments as set forth in clause (A) and (B), as applicable, no Company Adverse Recommendation Change shall be made. The Company agrees that any violation of this Section 7.4 by any Representative of the Company or any of its Subsidiaries who is (i) a director or officer of the Company or any of its Subsidiaries, (ii) a senior-level employee (i.e., a managing director (or similar title) or more senior) of any financial advisor to the Company or any of its Subsidiaries or (iii) a partner of any outside legal counsel to the Company or any of its Subsidiaries shall be deemed a breach of this Section 7.4 by the Company.

(g)    In addition to the forgoing obligations of the Company set forth in this Section 7.4, the Company shall, within 24 hours of the receipt thereof, advise Parent orally of any Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal (including any changes thereto) and the identity of the Person making any such Company Takeover Proposal. The Company shall (x) keep Parent informed in all material respects and on a reasonably current basis (and in no event later than 24 hours from the occurrence or existence of any material event, fact or circumstance) of any change in the status or material terms of any Company Takeover Proposal, and (y) provide to Parent as soon as practicable after receipt or delivery thereof copies of all material correspondence and other written material documentation exchanged between the Company or any of its Subsidiaries and any Person that describes any of the terms or conditions of any Company Takeover Proposal.
(h)    Nothing contained in this Agreement shall prohibit the Company from complying with Rules 14a-9, 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or making any required disclosure to the Company’s stockholders; provided, that any such statement that would be a Company Adverse Recommendation Change shall be in accordance with Section 7.4(d) and Section 7.4(e).
(i)    For purposes of this Agreement:
“Company Intervening Event” means any material development or change in circumstances relating to the Company or any of its Subsidiaries occurring or arising after the date of this Agreement that (i) was not known by nor reasonably foreseeable to the Company Board as of the date of this Agreement, and (ii) does not relate to or involve any Company Takeover Proposal; provided, however, that in no event shall any of the following be deemed, either alone or in combination, to constitute a Company Intervening Event: (A) changes in the market price or trading volume of the Company Common Stock, in and of themselves, (B) the timing of any Required Governmental Approval, (C) the dismissal or any other resolution of the CFPB Litigation or (D) the fact that, in and of itself, the Company exceeds internal or published projections.
“Company Takeover Proposal” means any proposal or offer (whether or not in writing), with respect to any (i) merger, consolidation, share exchange, other business combination or similar transaction involving the Company or any of its Subsidiaries representing 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition of more than 20% of the outstanding shares of Company Common Stock or voting power of the Company, (iii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in the Company or any of its Subsidiaries or otherwise) of any business or assets of the Company or any of its Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iv) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (v) any tender offer or exchange offer as a result of which any Person or group shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the voting power of the Company or (vi) any combination of the foregoing (in each case, other than the Merger).
“Superior Company Proposal” means any bona fide written Company Takeover Proposal made by a third party or group pursuant to which such third party (or, in a parent-to-parent merger involving such third party, the stockholders of such third party) or group would acquire, directly or indirectly, more than 50% of the voting power of the Company or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, on terms which the Company Board determines in good faith (after consultation with its legal and financial advisors) (i) to be superior to the holders of Company Common Stock from a financial point of view than the transactions contemplated by thus Agreement (taking into account any changes proposed by Parent to the terms of this Agreement) including the Merger (including the Merger Consideration), taking into account all the terms and conditions of such proposal and the Person making the proposal (including all financial, regulatory, legal conditions to consummation and other aspects of such proposal), and (ii) is reasonably capable of being consummated on the terms proposed and (iii) for which financing, if a cash transaction (whether in whole or in part), is not a condition to closing.
Section 7.5    Public Announcements. Parent and the Company will consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other written public statements with respect to the transactions contemplated by this Agreement, including the Merger, and will not issue any such press release or make any such public statement prior to such consultation, except with respect to any press release or other public statements made or proposed to be made (a) by the Company in connection with a Company Takeover Proposal or a Company Adverse Recommendation Change or any action pursuant thereto (provided that such release or statement is made in accordance with the terms of this Agreement), or by Parent in response thereto, (b) in connection with any dispute regarding this Agreement or the transactions contemplated hereby, (c) in any periodic reports filed with the SEC or in any investor presentation or other written communication to the extent such statements are generally consistent with prior public statements regarding the transactions contemplated by this Agreement that were issued following consultation with the other Party, or (d) as a Party may reasonably conclude may be required by Applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. Parent and the Company agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement will be in the form heretofore agreed to by the Parties.
Section 7.6    Notification of Certain Matters. Subject to Applicable Law, Parent will give prompt notice to the Company and the Company will give prompt notice to Parent of the occurrence, or failure to occur, of any event whose occurrence or failure to occur would cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (b) a material failure of Parent or Merger Sub, on the one hand, or the Company, on the other hand, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification will affect the representations and warranties of any of the Parties or the conditions to the performance by the Parties hereunder; and provided, further, that the failure to comply with this covenant shall not result in a non‑satisfaction of Article VIII.
Section 7.7    Indemnification; Directors’ and Officers’ Insurance.
(a)Each of the Surviving Corporation and Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time in favor of the current or former directors, officers or employees of the Company or any of its Subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) or in any indemnification, employment or other similar agreements of the Company or any of its Subsidiaries will survive the Merger and continue in full force and effect in accordance with their terms. For a period of six years after the Closing Date, to the fullest extent permitted by applicable Law, Parent shall cause the certificate of incorporation, by-laws and other organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to the Company Indemnified Parties (as defined below) than are set forth as of the date of this Agreement in the respective certificate of incorporation, by-laws or other organizational documents of the Company and its Subsidiaries. From and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company of any of its Subsidiaries as a director or officer of another Person (all of the foregoing, collectively, the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (“Losses”), incurred or arising in connection with any claim, action, investigation, suit or proceeding, whether civil, criminal, regulatory, administrative or investigative (including with respect to matters existing or occurring or alleged to have existed or occurred at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person or any act or omission by such Company Indemnified Party while serving in such capacity, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under Applicable Law.

(b)In the event that (i) Parent or the Surviving Corporation or any of their successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or Surviving Corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) the Surviving Corporation or any of its successors or assigns undertakes any complete or partial liquidation, dissolution or winding up, then, and in each such case, Parent and the Surviving Corporation will cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or in the case of any event referred to in clause (ii), Parent, will assume the obligations set forth in this Section 7.7.
(c)For a period of six years from and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, (i) cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries or (ii) provide substitute polices for the Company and its current and former directors and officers (and any individual who becomes an officer or director prior to the Effective Time) who are currently (or prior to the Effective Time become) covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company or its Subsidiaries in either case, of not less than the amount of existing coverage and have other terms and from carriers not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event will the Surviving Corporation be required to pay with respect to such insurance policies in respect of any one policy year more than 250% of the annual premium payable by the Company for such insurance for the year ended December 31, 2017 (such 250% amount, the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 7.7 it will obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. In lieu of such insurance, prior to the Closing Date, the Company may, upon prior written notice to Parent, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors and officers (and any individual who becomes an officer or director prior to the Effective Time) who are currently (or prior to the Effective Time become) covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company. In the event the Company purchases such tail coverage, the Surviving Corporation will cease to have any obligations under the first sentence of this Section 7.7(c).
(d)The provisions of this Section 7.7 (i) will survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.
Section 7.8    Takeover Laws.  The Parties hereto and their respective boards of directors or other governing bodies will (i) use reasonable best efforts to ensure that no state takeover Law or similar Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, and (ii) if any state takeover Law or similar Law becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated by this Agreement.
Section 7.9    Exemption from Liability Under Section 16(b).  Prior to the Effective Time, the Company will take all such steps as may be necessary or appropriate to cause any disposition or acquisition by the Company’s directors and officers of shares of Company Capital Stock or conversion of any derivative securities in respect of such shares of Company Capital Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act, including any such actions specified in the applicable SEC No-Action Letter dated January 12, 1999.
Section 7.10    Transaction Litigation.  The Company and Parent will each give the other Party the opportunity to participate at its own expense, to the extent practicable and subject to Applicable Laws relating to the exchange of information and in a manner that does not result in any waiver or loss of attorney-client privilege, in the defense or settlement of any litigation relating to the transactions contemplated by this Agreement, including any shareholder litigation against the Company and/or its directors or any litigation by any holder of Company Notes or lenders under the Company Credit Facilities, and the Company will not agree to any such settlement without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).
Section 7.11    CFPB Litigation. From the execution and delivery of this Agreement until the Effective Time, the Company will (a) reasonably consult with Parent at regular intervals regarding the status of the CFPB Litigation and in advance of any meeting with the CFPB with respect to the CFPB Litigation, (b) provide Parent with a reasonable opportunity to review and comment on material developments in the CFPB Litigation, and (c) consider in good faith all comments reasonably proposed by Parent with respect to the CFPB Litigation; provided, that the Company will not, without Parent’s prior consent (not to be unreasonably withheld, conditioned or delayed), (i) file or otherwise commence any Appeal in connection with the CFPB Litigation or (ii) settle or agree to settle the CFPB Litigation if such settlement (1) exceeds the amount set forth in Schedule 7.11 of the Company Disclosure Letter, (2) imposes any restriction on Parent’s ability to operate the Company Business (as conducted as of the date hereof) after the Effective Time (excluding (x) any restrictions on the Company Business that are in effect as of the date hereof and (y) any restrictions on the PLS business or any business that the Company no longer owns or conducts as of the date hereof), (3) imposes any monetary penalty or other obligation on Parent or its Subsidiaries (excluding the Surviving Corporation and its Subsidiaries) or (4) contains any admission of fault or any non-standard or unusual release language.
Section 7.12    Company Indebtedness.
(a)    Parent will execute and deliver, or cause to be executed and delivered, by or on behalf of Merger Sub or Parent, at or prior to the Effective Time, any supplements, amendments or other instruments required for the due assumption of outstanding Company Notes by the Surviving Corporation or Parent, and other agreements to the extent required by the terms of the Company Notes.
(b)    The Company will use reasonable best efforts to (i) obtain customary payoff letters from the lenders with respect to the Company Credit Facilities, in form and substance reasonably satisfactory to Parent, and (ii) deliver or cause to be delivered such payoff letters on or prior to the Closing; provided that the Company’s obligations under this Section 7.12(b) shall be conditioned on and subject to the occurrence of the Closing.
(c)    The Company will use reasonable best efforts to (i) obtain customary payoff letters with respect to any outstanding obligations of the PHH Service Advance Receivables Trust 2013-1 with respect to the Series 2015-1 variable funding notes, in form and substance reasonably satisfactory to Parent, and (ii) deliver or cause to be delivered such payoff letters on or prior to the Closing; provided that the Company’s obligations under this Section 7.12(c) shall be conditioned on and subject to the occurrence of the Closing.
Section 7.13    Integration Planning. Following the expiration of the waiting period and any extension thereof applicable to the transactions contemplated by this Agreement under the HSR Act, the Company and its Representatives shall, at Parent’s cost and expense (limited to reasonable out-of-pocket costs of the Company and its Representatives), assist and cooperate with Parent in integration planning, including with respect to systems integration and implementing risk controls across the businesses of the Company and Parent to be combined following the Merger.
Section 7.14    Post-Closing Reorganization. The Company agrees that, upon the reasonable request of Parent, the Company shall use its commercially reasonable efforts, at Parent’s cost and expense, to assist Parent with Parent’s preparations for the reorganization of Parent’s and the Surviving Corporation’s corporate structure, capital structure, business, operations or assets or any other corporate transaction in connection with any reorganization contemplated by Parent to occur following the Closing; provided that nothing in this Section 7.14 shall require the Company or any of its Subsidiaries to take (a) any action or omit to take any action in violation of Applicable Law or (b) any action (other than providing information) that is not conditioned upon the occurrence of the Closing.

Section 7.15    Further Assurances.
(a)    Parent will cause Merger Sub to (i) comply with all of its obligations related to this Agreement and (ii) as the sole stockholder of Merger Sub, on the date hereof and immediately after the execution and delivery of this Agreement, deliver a written consent approving this Agreement and the transactions contemplated by this Agreement, including the Merger.
(b)    After the date of this Agreement and prior to the Closing, subject to Applicable Laws relating to competition, Parent and the Company will cooperate with each other in good faith in connection with communications with the Company’s clients or prospective clients regarding the transactions contemplated by this Agreement.
Section 7.16    Employee Matters.
(a)    Parent agrees that each employee of the Company and its Subsidiaries at the Effective Time who continues to remain employed with the Company or any of its Subsidiaries (collectively, the “Continuing Employees”) shall, from the Effective Time through December 31, 2018 (the “Continuation Period”), be provided with (i) an annual base salary or base wage and target annual incentive compensation opportunities (excluding equity and long-term incentive compensation) that are, in each case, no less than those provided to such Continuing Employee immediately prior to the Effective Time and (ii) employee benefits that are substantially similar in the aggregate to the employee benefits provided to the Continuing Employees immediately prior to the Effective Time. Notwithstanding anything contained herein to the contrary, from the Effective Time until the one year anniversary of the Closing Date, Parent shall continue to maintain or cause to be maintained, without amendment, the Company Plans set forth in Schedule 7.16(a) of the Company Disclosure Letter and shall provide, or cause to be provided, to each Continuing Employee in accordance with the terms thereof, the payments and benefits specified therein.
(b)    Following the Closing Date, Parent shall use reasonable best efforts to cause any employee benefit plans sponsored or maintained by Parent or the Surviving Corporation or their Subsidiaries in which the Continuing Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to (i) waive any pre-existing conditions or limitations and eligibility waiting periods under any such Post-Closing Plans that are group health plans of Parent or its Affiliates with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable co-payments, deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made, and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, level of benefits and eligibility to participate under each applicable Post-Closing Plan, as if such service had been performed with Parent (except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits, or to the extent it would result in a duplication of benefits).

(c)    If requested in writing by Parent at least ten (10) Business Days prior to the Effective Time to the extent permitted by Applicable Law and the terms of the applicable plan or arrangement, the Company will cause the Company’s Employee Savings Plan and the PHH Home Loans Savings Plan (the “Company 401(k) Plans”) to be terminated effective immediately prior to the Effective Time. In the event that Parent requests that the Company 401(k) Plans be terminated, (i) the Company shall provide Parent with evidence that such plans have been terminated (the form and substance of which shall be subject to review and approval by Parent) not later than three (3) days immediately preceding the Effective Time and (ii) Parent shall permit each eligible Continuing Employee to, as of the Effective Time, become a participant in a Parent 401(k) plan constituting an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) (the “Parent 401(k) Plan”) and make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including, to the extent permitted by the relevant Parent 401(k) Plan, all participant loans) in cash or notes (in the case of participant loans and to the extent permitted by the Parent 401(k) Plan) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Continuing Employee from such Company 401(k) Plans to the Parent 401(k) Plan.
(d)    Following the Closing Date, Parent shall provide credit to each Continuing Employee for accrued unused sick leave and/or accrued unused paid time off (“PTO”) in the amount available to such Continuing Employee immediately prior to the Effective Time, in accordance and subject to the terms of the applicable sick leave and/or PTO policy of the Company.
(e)    Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Company Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Plan in accordance with their terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) create any third-party beneficiary rights in any director, officer or employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.
ARTICLE VIII

CONDITIONS TO THE MERGER
Section 8.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of Parent and the Company to consummate the Merger are subject to the fulfillment or, to the extent permitted by Applicable Law, waiver by Parent and the Company of each of the following:

(a)    Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.
(b)    Required Governmental Approvals. All of the Required Governmental Approvals shall have been obtained and shall remain in full force and effect, and no such Required Governmental Approval shall have resulted in the imposition of a Burdensome Condition. The waiting period and any extension thereof applicable to the transactions contemplated by this Agreement under the HSR Act shall have been terminated or shall have expired.
(c)    No Injunctions or Restraints; Illegality. No (i) order, injunction, ruling, decree or judgment issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) restraining, enjoining or otherwise preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect and (ii) Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal consummation of the Merger or any of the other transactions contemplated by this Agreement.
Section 8.2    Conditions to the Company’s Obligation to Effect the Merger. The obligation of the Company to consummate the Merger is subject to the fulfillment or, to the extent permitted by Applicable Law, waiver by the Company of each of the following:
(a)    Representations and Warranties. The representations and warranties of the Acquirer Parties set forth in this Agreement shall be true and correct, except where the failure of any such representation or warranty to be so true and correct would not, individually or in the aggregate, constitute an Acquirer Material Adverse Effect, in each case made as if none of such representations or warranties contained any qualification or limitation as to materiality or Acquirer Material Adverse Effect in each cases as of the date of the Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date).
(b)    Covenants and Agreements. The covenants and agreements of each of Parent and Merger Sub to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects.
(c)    Officer’s Certificate. The Company shall have received a certificate from Parent, dated as of the Closing Date and signed on behalf of Parent by an executive officer of Parent, stating that the conditions specified in Section 8.2(a) and Section 8.2(b), have been satisfied.

Section 8.3    Conditions to the Acquirer Parties’ Obligation to Effect the Merger. The obligation of Merger Sub to consummate the Merger is subject to the fulfillment or, to the extent permitted by Applicable Law, waiver by Parent of each of the following:

(a)    Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in this Agreement that are qualified by Company Material Adverse Effect shall be true and correct, (ii) each of the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct, except where the failure of any such representation or warranty to be so true and correct would not, individually or in the aggregate, constitute a Company Material Adverse Effect and (iii) notwithstanding anything to the contrary set forth in (i) and (ii) of this Section 8.3(a), (x) the representations and warranties of the Company set forth in clauses (a) and (b) of Section 4.1 (Corporate Existence and Power), the first sentence of Section 4.2 (Authorization; No Contravention), Section 4.4 (Binding Effect) and Section 4.25 (Broker’s Finder’s or Similar Fees) shall be true and correct in all material respects, (y) the representations and warranties of the Company set forth in the first and second sentences of Section 4.7(a) and the first sentence of Section 4.7(b) (Capitalization) and clause (ii) of Section 4.10 (No Material Adverse Change), shall be true and correct, except for any de minimis inaccuracies, and (z) the representations and warranties of the Company set forth in clause (i) of Section 4.10 (No Material Adverse Change) shall be true and correct in all respects, in each case of clause (x), (y) and (z) made as if none of such representations or warranties contained any qualification or limitation as to materiality or Company Material Adverse Effect, in each cases (i), (ii) and (iii), as of the date of the Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date).
(b)    Covenants and Agreements. The covenants and agreements of the Company to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects.
(c)    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstance, development or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d)    Officer’s Certificate. Parent shall have received a certificate from the Company, dated as of the Closing Date and signed on behalf of the Company by an executive officer of the Company, stating that the conditions specified in Section 8.3(a) through Section 8.3(c) have been satisfied.
(e)    Asset Sale Transactions. All Closings (as the term “Closing” or “Closings” is defined the Asset Sale Transactions Agreements) of the Asset Sale Transactions (other than the transactions contemplated by the MSR Purchase Agreement) shall have occurred.
(f)    PLS Exit. The PLS Exit shall have been completed, subject only to the transition arrangements set forth Schedule 4.24(b) of the Company Disclosure Letter. For purposes of this Agreement (including this Section 8.3(f)) and Section 4.24(b)), the PLS Exit shall be deemed completed if there are less than 100 loans remaining that are being originated by the Company and its Subsidiaries for their private label solutions clients.

Section 8.4    Frustration of Closing Conditions. Neither the Company, on the one hand, nor the Acquirer Parties, on the other hand, may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, to be satisfied if such Party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to the terms of this Agreement, including Section 7.2, has been the primary cause of or resulted in the failure of such condition to be satisfied.
ARTICLE IX

TERMINATION
Section 9.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether prior to or after receipt of the Company Stockholder Approval as follows:
(a)    by mutual written consent of Parent and the Company;
(b)    by either Parent or the Company, if:
(i)    the Closing shall not have occurred on or before September 27, 2018 (the “Outside Date”); provided, that if on such date, the conditions to the Closing set forth in Section 8.1(b) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on such date, then the Outside Date shall be extended to December 27, 2018; provided, further, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any Party to this Agreement whose breach of any representation, warranty, covenant or agreement contained in this Agreement has been the primary cause of or resulted in the failure of the transactions contemplated by this Agreement to occur on or before Outside Date;
(ii)    any Injunction permanently restrains, enjoins or prohibits or makes illegal the consummation the Merger or any of the transactions contemplated by this Agreement, and such Injunction becomes effective (and final and nonappealable) or any Law becomes enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal consummation of the Merger or any of the other transactions contemplated by this Agreement; provided, that the terminating Party shall have complied in all material respects with its obligations under Section 7.2; or
(iii)    the Company Stockholder Approval is not obtained at the Company Stockholder Meeting duly convened (unless such Company Stockholder Meeting has been postponed or adjourned, in which case at the final postponement or adjournment thereof);
(c)    by the Company, if (i) there has been a material breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, which breach (x) would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b) and (y) by its nature is not curable or has not been cured within the earlier of (A) thirty (30) days of written notice to Parent or Merger Sub, as applicable, of such breach and (B) the Outside Date and (ii) the Company is not then in breach of any representation, warranty, covenant or agreement contained in this Agreement such that it would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b);
(d)    by Parent, if (i) there has been a material breach of any representation, warranty, covenant or agreement (including Section 10.11 hereof) on the part of the Company contained in this Agreement, which breach (x) would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b) and (y) by its nature is not curable or has not been cured within the earlier of (A) thirty (30) days of written notice to the Company of such breach and (B) the Outside Date and (ii) Parent is not then in breach of any representation, warranty, covenant or agreement contained in this Agreement such that it would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b);
(e)    by Parent prior to the Company Stockholder Meeting if the Company Board shall have effected a Company Adverse Recommendation Change;
(f)    by the Company prior to the receipt of the Company Stockholder Approval, in order to enter into an Acquisition Agreement with respect to a Company Takeover Proposal; provided that the Company shall have complied in all material respects with Section 7.4 and shall have paid or shall concurrently pay the Company Termination Fee in accordance with Section 9.3(b).
Section 9.2    Notice of Termination. In the event of termination of this Agreement by either or both of Parent and the Company pursuant to Section 9.1, written notice of such termination shall be given by the terminating Party to the other Party to this Agreement.
Section 9.3    Effect of Termination.
(a)    In the event of termination of this Agreement by either or both of Parent and the Company pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and the transactions contemplated by this Agreement shall be abandoned without further action by the Parties to this Agreement, other than the last sentence of Section 7.3(b) (Confidentiality), this Section 9.3 and Article X, which provisions shall survive the termination of this Agreement; provided, however, that notwithstanding anything to the contrary in this Agreement, in no event shall the termination of this Agreement release any Party from any Liability arising out of or relating to any Willful Breach or fraud.
(b)    The Company shall pay to Parent an amount equal to $12,600,000 (the “Company Termination Fee”) if:
(i)    the Company terminates this Agreement pursuant to Section 9.1(f);
(ii)    Parent terminates this Agreement pursuant to Section 9.1(e);

(iii)    (A) prior to the Company Stockholder Meeting, a Company Takeover Proposal shall have been publicly made to the Company or otherwise communicated or made known to the Company’s senior management or the Company Board and shall not have been withdrawn or repudiated prior to such Company Stockholder Meeting (in the event this Agreement is terminated pursuant to Section 9.1(b)(iii)) or prior to the termination of this Agreement (in the event this Agreement is terminated pursuant to Section 9.1(d) or Section 9.1(b)(i)) by the Person making such Company Takeover Proposal, (B) this Agreement is terminated pursuant to (I) Section 9.1(b)(iii), (II) Section 9.1(d) or (III) Section 9.1(b)(i) and (C) within 12 months of such termination, the Company enters into a definitive Acquisition Agreement to consummate a Company Takeover Proposal (provided that such Company Takeover Proposal is subsequently consummated) or a Company Takeover Proposal is consummated; provided, however, that for purposes of this Section 9.3(b)(iii) only, each reference to “20%” in the definition of Company Takeover Proposal shall be deemed to be a reference to “50%”; or
(iv)    this Agreement is terminated pursuant to Section 9.1(b)(iii) but, at the time of such termination, Parent would have been permitted to terminate this Agreement pursuant to a provision that would give rise to a Company Termination Fee in accordance with Section 9.3(b)(ii)), in which case this Agreement shall be deemed terminated pursuant to such provision.
(v)    Any Company Termination Fee due under this Section 9.3(b) shall be paid by wire transfer of same-day funds (x) in the case of clause (i) above, prior to or on the date of termination of this Agreement, (y) in the case of clauses (ii) above, within two Business Days following the date of termination of this Agreement, and (z) in the case of clause (iii) above, within two Business Days following the consummation of the Company Takeover Proposal referred to in clause (iii)(C) above. In no event shall the Company be obligated to pay more than one Company Termination Fee.
(c)    The Company acknowledges and agrees that the agreements contained in Section 9.3(b) are an integral part of the transactions contemplated by this Agreement, that, without these agreements, Parent would not enter into this Agreement, and that any amount payable pursuant to this Section 9.3(b) does not constitute a penalty. Accordingly, if the Company fails promptly to pay the amount due pursuant to Section 9.3(b), and, in order to obtain such payment, Parent commences a suit, action or other proceeding that results in a judgment in its favor for such payment, the Company shall also pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest from the date such payment is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment.
(d)    Notwithstanding anything to the contrary in this Agreement, in the event the Company fails to effect the Closing or otherwise breaches this Agreement or fails to perform hereunder, then, except for an injunction or an order of specific performance as and only to the extent expressly permitted by Section 10.6, the Acquirer Parties’ sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company or any of its

Subsidiaries and any of their respective, direct or indirect, former, current or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates, employees, agents, other Representatives or assignees (such Persons collectively the “Company Related Parties”) in respect of this Agreement, any Contract executed in connection herewith (other than the Confidentiality Agreement) and the transactions contemplated hereby and thereby shall be to terminate this Agreement in accordance with this Article IX and collect, if due, the Company Termination Fee, and upon payment of such amounts in accordance with this Section 9.3, (A) no Company Related Party shall have any further Liability or obligation relating to or arising out of this Agreement, any Contract executed in connection herewith or the transactions contemplated hereby or thereby, (B) none of the (i) Acquirer Parties, and (ii) any of their respective, direct or indirect, former, current or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates, employees, agents, other Representatives or assignees (such Persons referenced in clauses (i) and (ii), collectively the “Acquirer Related Parties”) shall be entitled to bring or maintain any Claim against the Company or any Company Related Party arising out of or in connection with this Agreement, any Contract executed in connection herewith, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination, and (C) Parent shall use its reasonable best efforts to cause any legal proceedings pending in connection with this Agreement, any Contract executed in connection herewith or any of the transactions contemplated hereby or thereby, to the extent maintained by an Acquirer Party or another Acquirer Related Party against the Company, its Subsidiaries or any Company Related Party, to be dismissed with prejudice promptly following the payment of any such amounts. For the avoidance of doubt, under no circumstances shall the Acquirer Parties be (x) entitled to collect the Company Termination Fee on more than one occasion or (y) permitted or entitled to receive both a grant of specific performance of the obligation to close contemplated by Section 10.6 and any money damages, including all or any portion of the Company Termination Fee.
ARTICLE X

MISCELLANEOUS
Section 10.1    Nonsurvival of Representations and Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.1 shall not limit Section 9.3 or any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.
Section 10.2    Amendment and Waiver.
(a)    This Agreement may not be modified or amended and no waiver, consent or approval by or on behalf of the Company, Parent or Merger Sub may be granted except by an instrument or instruments in writing signed by, in the case of any modification or amendment, each Party to this Agreement or, in the case of any waiver, consent or approval, such Party, except that following satisfaction of the condition set forth in Section 8.1(a), there shall be no amendment or change to the provisions hereof which by Applicable Law or in accordance with the rules of the NYSE or this Agreement requires further approval by such stockholders without such further approval, nor shall there be any amendment or change not permitted under Applicable Law. No failure or delay on the part of Parent, Merger Sub or the Company in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
(b)    Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by Parent, Merger Sub or the Company from the terms of any provision of this Agreement, shall be effective (i) only if it is made or given in writing and signed by, in the case of any modification or amendment, each Party to this Agreement or, in the case of any waiver, consent or approval, such Party and (ii) only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on Parent, Merger Sub or the Company in any case shall entitle Parent, Merger Sub or the Company, respectively, to any other or further notice or demand in similar or other circumstances.
(c)    Waiver by any Party of any default by any other Party of any provision hereof shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of such other Party.

Section 10.3    Notices. All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or by email and shall be directed to the address set forth below (or at such other address as such Party shall designate by like notice):
if to Parent or Merger Sub:

Ocwen Financial Corporation
1661 Worthington Road, Suite 100
West Palm Beach, Florida 33409
Attention: General Counsel
Chief Financial Officer
Email: timothy.hayes@ocwen.com
michael.bourque@ocwen.com
michael.stanton@ocwen.com

with a copy (which shall not constitute notice) to: Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Attention:	H. Rodgin Cohen Jared M. Fishman E-mail: cohenhr@sullcrom.com fishmanj@sullcrom.com if to the Company:

PHH Corporation
3000 Leadenhall Road
Mt. Laurel, New Jersey 08054
Attention: General Counsel
Chief Financial Officer
Assistant General Counsel
Email: madeline.flanagan@phh.com
mike.bogansky@mortgagefamily.com
ryan.melcher@phh.com

with a copy (which shall not constitute notice) to: Jones Day 250 Vesey Street New York, New York 10281 Attention:	Jeffrey Symons Claire Sheng E-mail: jsymons@jonesday.com csheng@jonesday.com
Latham & Watkins
885 Third Avenue
New York, New York 10022
Attention:     Thomas W. Christopher
E-mail:     thomas.christopher@lw.com
All such notices, demands and other communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial courier service; when received, if mailed by certified or registered mail or emailed. Any Party may by notice given in accordance with this Section 10.3 designate another address or Person for receipt of notices hereunder.

Section 10.4    Successors and Assigns; Third‑Party Beneficiaries.
(a)    This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns, but neither this Agreement nor any rights, interests and obligations hereunder shall be assigned by any Party, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of each of the other Parties and any attempt to make any such assignment without such consent shall be null and void.
(b)    Except (i) as provided in Section 7.7 or (ii) for the provisions of Article III (which, from and after the Effective Time, shall be for the benefit of holders of Company Common Stock as of the Effective Time), the Acquirer Parties and the Company hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except that the Non-Recourse Parties are made third-party beneficiaries to Section 10.4(b), Section 10.7 and Section 10.11.
Section 10.5    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or portable document format (PDF) signatures shall be treated as original signatures for all purposes hereunder.
Section 10.6    Specific Performance. The Parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed (including failing to take such actions as are required of it hereunder in order to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the valid termination of this Agreement pursuant to Section 9.1, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 10.7 below, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.
Section 10.7    Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.
(a)    This Agreement (other than Articles II and III and the provisions relating to the fiduciary duties of the Company Board) and all disputes or controversies arising out of or relating to this Agreement (other than Articles II and III and the provisions relating to the fiduciary duties of the Company Board) shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without regard to the conflicts‑of‑law principles of such State. Articles II and III of this Agreement and the provisions of this Agreement relating to fiduciary duties of the Company Board, and all claims or causes of action based upon, arising out of, or related to such provisions, will be governed by, and construed in accordance with, the Laws of the State of Maryland, without regard to the conflicts-of-law principles of such State.
(b)    Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, any Delaware State court and the Federal court of the United States of America sitting in the State of Delaware) for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby, whether in law or in equity, whether in contract or in tort or otherwise (and agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its subsidiaries except in such courts). Each of the Parties further agrees that, to the fullest extent permitted by Applicable Law, service of any process, summons, notice or document by U.S. registered mail to such Person’s respective address set forth above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the Parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, whether in law or in equity, whether in contract or in tort or otherwise, in the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, in any Delaware State court or the Federal court of the United States of America sitting in the State of Delaware) or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.
(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 10.8    Severability. If any term, provision, covenant or restriction of this Agreement is held to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible. The Parties intend that the remedies and limitations thereon contained in this Agreement (including in Section 9.3(c), Section 9.3(d) and Section 10.11) be construed as integral provisions of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a Party’s liability or obligations hereunder.

Section 10.9    Entire Agreement. This Agreement, together with the exhibits and schedules hereto, is intended by the Parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the Parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, representations, warranties or undertakings, other than those set forth or referred to herein or therein. This Agreement, together with the exhibits and schedules hereto, supersedes all prior agreements and understandings between the Parties with respect to such subject matter. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.
Section 10.10    Expenses. Except as expressly provided otherwise in this Agreement, including in Section 7.2 or Section 9.3 hereof, all costs and expenses incurred by any Party to this Agreement or on its behalf in connection with this Agreement, the Merger and the other transactions contemplated hereby (“Expenses”) shall be paid by the Party incurring such expense whether or not the Merger is consummated, except that Expenses incurred in connection with printing and mailing of the Proxy Statement and in connection with notices or other filings with any Governmental Authorities under any Laws shall be shared equally by Parent and the Company.
Section 10.11    Non-Recourse. All claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement) may be made only against (and are those solely of) the entities that are expressly identified as parties to this Agreement in the Preamble to this Agreement. No other Person, including any director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, attorney or representative of, or any financial advisor or lender to, any Party to this Agreement or any director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, attorney or representative of, or any financial advisor or lender to any of the foregoing (each such other Person, a “Non-Recourse Party”) shall have any liabilities (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach.
Section 10.12    Representations and Warranties. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with the terms of this Agreement without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
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IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Agreement and Plan of Merger on the date first written above.
OCWEN FINANCIAL CORPORATION

By:	/s/ Ronald M. Faris Name: Ronald M. Faris Title: President and Chief Executive Officer
POMS CORP

By:	/s/ John V. Britti Name: John V. Britti Title: President and Chief Executive Officer
PHH CORPORATION

By:	/s/ Robert Crowl Name: Robert Crowl Title: President and Chief Executive Officer